     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 2000



                                                      REGISTRATION NO. 333-32014

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                            ------------------------

                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                GENENTECH, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                                94-2347624
            (STATE OR OTHER JURISDICTION OF                                  (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NUMBER)

                                   1 DNA WAY
                   SOUTH SAN FRANCISCO, CALIFORNIA 94080-4990
                                 (650) 225-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          STEPHEN G. JUELSGAARD, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                GENENTECH, INC.
                                   1 DNA WAY
                   SOUTH SAN FRANCISCO, CALIFORNIA 94080-4990
                                 (650) 225-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                RICHARD A. DRUCKER, ESQ.                                GERALD S. TANENBAUM, ESQ.
                 DAVIS POLK & WARDWELL                                   CAHILL GORDON & REINDEL
                  450 LEXINGTON AVENUE                                        80 PINE STREET
                NEW YORK, NEW YORK 10017                                 NEW YORK, NEW YORK 10005
                     (212) 450-4000                                           (212) 701-3000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, please check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


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--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE
     SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             Subject to Completion

                              Dated March 13, 2000

PROSPECTUS

17,300,000 Shares

[Genentech]

Common Stock


Roche Holdings, Inc. is offering all of these shares of our common stock and will receive all of the proceeds of this offering. Our common stock is listed on the New York Stock Exchange under the symbol "DNA". On March 10, 2000, the closing price of our common stock on that exchange was $185 1/2 per share.


INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------------------
                                                       PRICE TO               UNDERWRITING             PROCEEDS TO
                                                        PUBLIC                  DISCOUNT           ROCHE HOLDINGS, INC.
-------------------------------------------------------------------------------------------------------------------------
Per Share                                      $                        $                        $
-------------------------------------------------------------------------------------------------------------------------
Total                                          $                        $                        $
-------------------------------------------------------------------------------------------------------------------------

Roche Holdings, Inc. has granted the underwriters the right to purchase up to an additional 1,700,000 shares of common stock to cover over-allotments.

J.P. MORGAN & CO.
            GOLDMAN, SACHS & CO.
                        MERRILL LYNCH & CO.
                                   WARBURG DILLON READ LLC
                                                        LEHMAN BROTHERS
                                                      ROBERTSON STEPHENS

                 , 2000

                               TABLE OF CONTENTS

                                              PAGE
Prospectus Summary..........................     1
Risk Factors................................     8
Special Note Regarding Forward-Looking
  Statements................................    13
Dividend Policy.............................    13
Price Range of Special Common Stock.........    14
Price Range of Common Stock.................    14
Selected Consolidated Financial Data........    15
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition.................................    17
Business....................................    28

                                              PAGE
Management..................................    45
Relationship with Roche.....................    46
Selling Stockholder.........................    52
Material U.S. Federal Tax Considerations for
  Non-U.S. Holders of Common Stock..........    53
Shares Eligible for Future Sale.............    55
Underwriting................................    56
Legal Matters...............................    57
Experts.....................................    57
Where You Can Find More Information.........    57

                           -------------------------

In this prospectus, "Genentech," "we," "us" and "our" refer to Genentech, Inc., "common stock" refers to Genentech's common stock, par value $.02 per share, and "special common stock" refers to Genentech's callable putable common stock, par value $.02 per share. In addition, all share and per share data and other information in this prospectus relating to our common stock and our special common stock gives effect to our two-for-one split of our common stock on November 2, 1999.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Roche Holdings, Inc. is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of the shares of common stock and the distribution of this prospectus outside the United States.
                           -------------------------

We own or have rights to various copyrights, trademarks and trade names used in our business including the following: Actimmune(R) interferon gamma-1b; Activase(R) (alteplase, recombinant) tissue plasminogen activator; Herceptin(R) (trastuzumab) anti-HER2 antibody; Nutropin(R) (somatropin (rDNA origin) for injection) growth hormone; Nutropin AQ(R) (somatropin (rDNA origin) injection) liquid formulation growth hormone; Nutropin Depot(TM) (somatropin (rDNA origin) for injectable suspension) encapsulated sustained-release growth hormone; Protropin(R) (somatrem for injection) growth hormone; Pulmozyme(R) (dornase alfa, recombinant) inhalation solution; Rituxan(R) (rituximab) antibody; TNKase(TM) (tenecteplase) second generation tissue plasminogen activator; and Xubix(TM) (sibrafiban) oral IIb/IIIa antagonist. This prospectus also includes trademarks, service marks and trade names of other companies.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, including the "Risk Factors" section, and the information incorporated herein by reference including the consolidated financial statements and the notes to those statements included in our annual report on Form 10-K for the year ended December 31, 1999.

                                GENENTECH, INC.

Genentech is a leading biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. Thirteen of the approved products of biotechnology stem from our science. Science at Genentech focuses primarily on two areas of medicine: cardiovascular and oncology. We also pursue projects where there exists a significant opportunity to fill a therapeutic void in other important areas of medicine, such as with our growth hormone products. In 1999, we had total revenues of $1,421.4 million and a net loss of $1,144.5 million.

We manufacture and market seven products directly in the United States. In addition, we have received regulatory approval to market Nutropin Depot in the United States and we expect to launch this product in the first half of 2000. Our products are:

     - Herceptin(R) antibody for the treatment of certain patients with metastatic breast cancer whose tumors overexpress the human epidermal growth factor receptor2, or HER2, protein;

     - Rituxan(R) (rituximab) antibody for the treatment of patients with relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma;

     - Activase(R) tissue plasminogen activator, or t-PA, for the treatment of heart attack, acute ischemic stroke within three hours of the onset of symptoms, and acute massive pulmonary embolism;

     - Protropin(R) growth hormone for the treatment of lack of adequate endogenous growth hormone secretion, or growth hormone deficiency, in children;

     - Nutropin(R) growth hormone for the treatment of growth hormone deficiency in children and adults, growth failure associated with chronic renal insufficiency prior to kidney transplantation and short stature associated with Turner syndrome;


     - Nutropin AQ(R) liquid formulation growth hormone for the same indications as Nutropin;



     - Pulmozyme(R) inhalation solution for the management of cystic fibrosis;
       and


     - Nutropin Depot(TM) encapsulated sustained-release growth hormone for the treatment of pediatric growth hormone deficiency.


We receive royalties on sales of rituximab outside of the United States (excluding Japan), on sales of Pulmozyme and Herceptin outside of the United States and on sales of certain products in Canada from F. Hoffmann-La Roche Ltd, an affiliate of Roche Holdings, Inc., commonly known as Hoffmann-La Roche. We receive royalties on sales of growth hormone products and t-PA outside of the United States and Canada and on sales of rituximab in Japan through other licensees. We also receive worldwide royalties on seven additional licensed products that are marketed by other companies. Six of these products originated from our technology.


We currently have 19 projects in our development pipeline, including two products or indications in preparation for Phase III clinical trials and six products or indications in Phase III clinical trials. We have two products, TNKase second generation t-PA and anti-IgE antibody, for which Phase III clinical trials have been completed. We have made regulatory filings to seek marketing approval in the United States and are awaiting regulatory clearance for TNKase and are preparing regulatory filings for anti-IgE.

Our principal executive offices are located at 1 DNA Way, South San Francisco, California 94080-4990 and our telephone number is (650) 225-1000. Our worldwide web site address is www.gene.com. The information on our web site is not part of this prospectus.

                              RECENT DEVELOPMENTS



Since Roche's public offering of our common stock in October 1999, the following significant developments occurred with respect to our business:



Product Development and Business Events



- In February 2000, we entered into an agreement with Actelion Ltd. for the development and co-promotion in the United States of tezosentan, a small molecule that acts by blocking endothelin receptors. Tezosentan is a potential treatment for acute heart failure. We have paid Actelion an upfront fee of $15 million and agreed to make additional payments based upon the achievement of certain milestones. In addition, we have agreed to make a loan to Actelion which is convertible into its capital stock and to make a future equity investment in Actelion. We have also agreed to co-promote with Actelion our single-bolus thrombolytic drug, TNKase, which is awaiting approval by the U.S. Food and Drug Administration, or FDA. Actelion licensed tezosentan from Hoffmann-La Roche in 1998.


- In February 2000, Hoffmann-La Roche agreed to pay us $10 million in order to exercise its right, pursuant to the marketing and licensing agreement between Hoffmann-La Roche and us, to extend its option to license recombinant human monoclonal antibody to vascular endothelial growth factor, which is known as anti-VEGF.


- In December 1999, we received FDA approval for Nutropin Depot, the first long-acting dosage form of recombinant human growth hormone, for treatment of growth hormone deficiency in children.


- With Novartis Pharma AG, or Novartis, and Tanox, Inc., we announced in December 1999 positive results from Phase III clinical trials of anti-IgE in patients with allergic asthma and seasonal allergic rhinitis. Results from these trials were presented in March 2000 at the annual meeting of the American Academy of Allergy, Asthma and Immunology. We intend to file a biologics license application, or BLA, in the United States and file for regulatory approval in Europe by mid-year 2000.

- In December 1999, we decided to proceed with Phase III clinical trials of anti-VEGF in combination with chemotherapy in metastatic colorectal cancer and metastatic non-small cell lung cancer, based on positive results in Phase II studies.

- With XOMA Corporation, we announced in December 1999 the initiation of Phase III clinical trials of anti-CD11a (hu1124) monoclonal antibody in psoriasis. We expanded the anti-CD11a product development program to include solid organ transplant rejection, and we are planning for Phase I clinical trials for this indication.

- In December 1999, we announced a collaboration with Inspire Pharmaceuticals, Inc., or Inspire, to develop a therapy for respiratory disorders, including cystic fibrosis and chronic bronchitis.


Regulatory and Legal Events



- On March 13, 2000, we voluntarily issued an important drug notification regarding a defect in the packaging of Pulmozyme. During a quality assurance inspection, we discovered that a small puncture may be present in approximately one of every 1,700 ampules of Pulmozyme, potentially causing the ampule to leak. We are working with the FDA and we are in the process of informing wholesalers, retailers and physicians. We believe that the possible leaks are unlikely to cause adverse health effects, but we are asking physicians to advise patients that ampules with leaks should not be used and should be returned to us. We have implemented corrective actions to prevent recurrence of this defect, and we do not foresee a disruption in the product supply.



- In our litigation against Bio-Technology General Corporation, which is known as BTG, a jury trial of certain of BTG's claims regarding the invalidity of our human growth hormone patents began on January 10, 2000 in U.S. District Court. On January 18, 2000, the jury returned a verdict in our favor on a certain factual issue underlying BTG's invalidity claim, but the District Court judge nevertheless entered judgment in favor of BTG and lifted the preliminary injunction that had been in effect against BTG since 1995. On February 23, 2000, we filed a motion with the Federal Circuit requesting that the injunction against BTG be reinstated pending appeal and for an expedited appeal. On February 24, 2000, the Federal Circuit temporarily reinstated the injunction against BTG pending the Court's further review of the issues raised in our motion. In the event that the injunction is not maintained during the pendency of our appeal, or if our appeal is not successful, BTG could enter the United States market with its human growth hormone product. For more information and background on this litigation, see "Business--Competition" and "--Legal Proceedings."

- In the fourth quarter of 1999, we recorded a special charge of $180 million related to the settlement of the patent infringement lawsuits brought by the University of California relating to our human growth hormone products. We subsequently paid the University of California $150 million and made a $50 million contribution to the University of California toward construction of a biological sciences research building. The special charge reflects the amounts of these obligations less amounts previously recorded. The settlement resolves all outstanding litigation between Genentech and the University of California relating to our growth hormone products.

                     RELATIONSHIP WITH ROCHE HOLDINGS, INC.

Since 1990, Roche Holdings, Inc., a Delaware corporation, commonly known as Roche, has been our majority stockholder. Roche is an indirect, wholly owned subsidiary of Roche Holding Ltd, a Swiss company, and is the holding company for the principal operating subsidiaries of Roche Holding Ltd in the United States. Roche Holding Ltd, through its various direct and indirect subsidiaries, engages primarily in the development and manufacture of pharmaceuticals, vitamins and fine chemicals, diagnostics, flavors and fragrances, and in the business of analytical laboratory services.

On June 30, 1999, we redeemed all of our special common stock held by stockholders, other than Roche, at $41.25 per share in cash and retired all of the shares of special common stock including those held by Roche. On July 23, 1999, Roche completed the sale of 44,000,000 shares of our common stock at $48.50 per share. On October 26, 1999, Roche completed the sale of 40,000,000 shares of our common stock at $71.75 per share. On January 19, 2000, Roche completed an offering of zero-coupon notes which are exchangeable for an aggregate of 6,517,309 shares of our common stock held by Roche. Roche currently owns 65.6% of our common stock.

In July 1999, we entered into certain affiliation arrangements with Roche, amended our licensing and marketing agreement with Hoffmann-La Roche, and entered into a tax sharing agreement with Roche.

Affiliation Arrangements

Our board consists of two Roche directors, three independent directors nominated by a nominating committee currently controlled by Roche, and one Genentech employee. Arthur D. Levinson, Ph.D., the Chief Executive Officer of Genentech, serves as the Genentech employee director and chairman of the board. However, under the affiliation agreement, Roche has the right to obtain proportional representation on our board at any time. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, we cannot assure you that Roche will not implement a new business plan in the future.

Except as follows, the affiliation arrangements do not limit Roche's ability to buy or sell our common stock. If Roche and its affiliates sell their majority ownership of shares of our common stock to a successor, Roche has agreed that it will cause the successor to purchase all shares of our common stock not held by Roche as follows:

     - with consideration, if that consideration is composed entirely of either cash or equity traded on a U.S. national securities exchange, in the same form and amounts per share as received by Roche and its affiliates; and

     - in all other cases, with consideration that has a value per share not less than the weighted average value per share received by Roche and its affiliates as determined by a nationally recognized investment bank.

If Roche owns more than 90% of our common stock for more than two months, Roche has agreed that it will, as soon as reasonably practicable, effect a merger of Genentech with Roche or an affiliate of Roche.

Roche has agreed, as a condition to any merger of Genentech with Roche or the sale of our assets to Roche, that either:

     - the merger or sale must be authorized by the favorable vote of a majority of non-Roche stockholders, provided no person will be entitled to cast more than 5% of the votes at the meeting; or

     - in the event such a favorable vote is not obtained, the value of the consideration to be received by non-Roche stockholders would be equal to or greater than the average of the means of the ranges of fair values for the common stock as determined by two nationally recognized investment banks.

We have agreed not to approve, without the prior approval of the directors designated by Roche:

     - any acquisition, sale or other disposal of all or a portion of our business representing 10% or more of our assets, net income or revenues;

     - any issuance of capital stock except under certain circumstances; or

     - any repurchase or redemption of our capital stock other than a redemption required by the terms of any security and purchases made at fair market value in connection with any of our deferred compensation plans.

For more information about our relationship with Roche and its impact on investors, please read "Relationship with Roche" and "Risk Factors--Roche, Our Controlling Stockholder, May Have Interests That Are Adverse to Yours" below.

Licensing Agreement

We have, in the past, cooperated in various business collaborations with Roche. We expect such cooperation to continue. In 1995, we entered into a licensing and marketing agreement with Hoffmann-La Roche and its affiliates granting it a ten-year option to license to use and sell products in non-U.S. markets. In July 1999, we amended that agreement, the major provisions of which include:

     - extending Hoffmann-La Roche's option until at least 2015;

     - Hoffmann-La Roche may exercise its option to license our products upon the occurrence of any of the following: (1) our decision to file an Investigational New Drug exemption application, or IND, for a product,
       (2) completion of a Phase II trial for a product or (3) if Hoffmann-La Roche previously paid us a fee of $10 million to extend its option on a product, completion of a Phase III trial for that product;

     - we have agreed, in general, to manufacture for and supply to Hoffmann-La Roche its clinical requirements of our products at cost, and its commercial requirements at cost plus a margin of 20%; however, Hoffmann-La Roche will have the right to manufacture our products under certain circumstances;

     - Hoffmann-La Roche has agreed to pay, for each product for which Hoffmann-La Roche exercises its option upon either a decision to file an IND with the U.S. Food and Drug Administration, or FDA, or completion of the Phase II trials, a royalty of 12.5% on the first $100 million on its aggregate sales of that product and thereafter a royalty of 15% on its aggregate sales of that product in excess of $100 million until the later in each country of the expiration of our last relevant patent or 25 years from the first commercial introduction of that product; and

     - Hoffmann-La Roche will pay, for each product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, a royalty of 15% on its sales of that product until the later in each country of the expiration of our relevant patent or 25 years from the first commercial introduction of that product; however, $5 million of any option extension fee paid by Hoffmann-La Roche will be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceed $100 million.

For more information about this agreement, see "Business--Licensing Agreements with F. Hoffmann-La Roche Ltd--Amended and Restated Licensing Agreement."

Tax Sharing Agreement

From the redemption of our special common stock in June 1999 until Roche completed its public offering of our common stock in October 1999, we were included in Roche's U.S. consolidated federal income tax group and included with Roche and/or one or more Roche subsidiaries in consolidated or combined income tax groups for certain state and local tax jurisdictions. Effective upon the consummation of the public offering on October 1999, we ceased to be a member of the consolidated federal income tax group (and certain consolidated or combined state or local income tax groups) of which Roche is the common parent.

Genentech and Roche have entered into a tax sharing agreement. Pursuant to this agreement, Genentech and Roche are to make payments such that, with respect to the period during which Genentech is a member of a Roche consolidated or combined group, the net amount paid by us on account of consolidated or combined income taxes (including any amounts determined to be due as a result of a redetermination of the consolidated or combined income tax liability of a Roche group by reason of an audit by a taxing authority) will be determined as if we had filed separate, stand-alone federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns rather than a consolidated subsidiary of Roche.

For more information about the tax sharing agreement, you should read "Relationship with Roche--Tax Sharing Agreement."

Roche's Right to Maintain its Percentage Ownership Interest in Our Stock

We expect from time to time to issue additional shares of common stock in connection with our stock option and stock purchase plans, and we may issue additional shares for other purposes.

The affiliation agreement requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock if we issue or sell any shares. We are currently required to repurchase a sufficient number of shares to maintain Roche's ownership percentage at a level which is no lower than 2% below what it would have been had we not issued or sold any new shares since Roche's public offering of our common stock in July 1999. Specifically, the agreement provides that, with respect to any issuance of common stock by us in the future, the percentage of our common stock owned by Roche immediately after such issuance will be no lower than Roche's lowest percentage ownership of our common stock at any time after the July 1999 offering but prior to the time of such issuance, except that we may issue shares up to an amount that would cause Roche's percentage ownership to be no more than 2% below the "Minimum Percentage." The Minimum Percentage equals the lowest number of shares of our common stock owned by Roche since the July 1999 offering divided by the number of shares of our common stock outstanding at the time of the July 1999 offering (which is 254,597,176 shares). Following this offering, upon receipt of a written request from Roche, we will be required to repurchase a number of shares of our common stock sufficient to raise Roche's percentage ownership interest in our common stock above the Minimum Percentage within 60 days of receipt of such notice. Notwithstanding the foregoing, we have agreed that so long as Roche holds greater than 50% of our outstanding common stock, prior to any issuance or sale of shares of our common stock by us, we will repurchase a sufficient number of shares of our common stock to maintain Roche's percentage ownership interest above 50%.

In addition, Roche has a continuing option to buy our stock from us at prevailing market prices to maintain its percentage ownership interest in us.

As of February 29, 2000, Roche owned approximately 65.6% of our common stock and will own approximately 58.9% of our common stock immediately after this offering. As of February 29, 2000, the Minimum Percentage was approximately 67.0% and will be approximately 60.2% immediately after this offering.

For more information you should read "Relationship with Roche--Roche's Right to Maintain its Percentage Ownership Interest in Our Stock."

                                  THE OFFERING

COMMON STOCK OFFERED BY ROCHE........17,300,000 shares

OVER-ALLOTMENT OPTION FROM ROCHE.....1,700,000 shares

COMMON STOCK OUTSTANDING.............260,051,435 shares

USE OF PROCEEDS......................We will not receive any of the net proceeds from this offering.

DIVIDEND POLICY......................We do not intend to declare or pay any cash dividends on our common stock in the
                                     foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

NEW YORK STOCK EXCHANGE SYMBOL......."DNA"

Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 1,700,000 shares of common stock by Roche that the underwriters have the option to purchase solely to cover over-allotments.


The number of shares of our common stock outstanding listed above is as of February 29, 2000 and does not take into account 19,046,403 shares of common stock that may be issued upon exercise of outstanding stock options, of which options representing 4,590,894 shares of common stock were exercisable as of that date.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents summary consolidated financial data for our company. The statement of operations data and balance sheet data presented in this table are derived from our consolidated financial statements and notes thereto, which are included in our annual report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference.


                                                              ---------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999         1998        1997
                                                              ---------    --------    --------
In millions, except per share data and percentages
STATEMENT OF OPERATIONS DATA
Total revenues..............................................  $ 1,421.4    $1,150.9    $1,016.7
  Product sales.............................................    1,039.1       717.8       584.9
  Royalties.................................................      189.3       229.6       241.1
  Contract and other........................................      103.6       114.8       121.6
  Interest..................................................       89.4        88.7        69.1
Total costs and expenses....................................  $ 2,762.3    $  898.3    $  846.9
  Cost of sales.............................................      285.6       138.6       102.5
  Research and development..................................      367.3       396.2       470.9
  Marketing, general and administrative.....................      467.9       358.9       269.9
  Special charges
     Legal settlements......................................      230.0          --          --
     Related to redemption..................................    1,207.7          --          --
  Recurring charges related to redemption...................      198.4          --          --
  Interest..................................................        5.4         4.6         3.6
Income (loss) before taxes..................................  $(1,340.9)   $  252.6    $  169.8
Income tax (benefit) provision..............................     (196.4)       70.7        40.8
Net income (loss)...........................................  $(1,144.5)   $  181.9    $  129.0
Effective tax rate (benefit)................................        (15)%        28%         24%
Earnings (loss) per share
  Basic.....................................................  $   (4.46)   $   0.72    $   0.52
  Diluted...................................................      (4.46)       0.70        0.51
Weighted average shares outstanding
  Basic.....................................................      256.4       251.5       246.1
  Diluted...................................................      256.4       259.7       252.8
Actual shares outstanding at period-end.....................      258.1       254.2       248.5
OTHER DATA
Cash flow from operations...................................  $    (7.4)   $  349.9    $  118.3
Depreciation expense........................................       80.9        72.7        58.9
Amortization expense........................................      200.5         5.4         6.6
Capital expenditures........................................       95.0        88.1       154.9


                                                                ------------
                                                                   AS OF
                                                                DECEMBER 31,
                                                                    1999
                                                                ------------
In millions
BALANCE SHEET DATA
Cash and cash equivalents, short-term investments and
  long-term marketable securities...........................      $1,957.4
Working capital.............................................         842.4
Goodwill and other intangible assets........................       3,082.0
Total assets................................................       6,554.4
Long-term debt..............................................         149.7
Total liabilities...........................................       1,271.6
Total stockholders' equity..................................       5,282.8
Total liabilities and stockholders' equity..................       6,554.4

                                  RISK FACTORS

You should carefully consider each of the risks and uncertainties described below and all of the other information in this prospectus or incorporated by reference before deciding to invest in shares of our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline.

FLUCTUATIONS IN OUR OPERATING RESULTS COULD AFFECT THE PRICE OF OUR COMMON STOCK

Our operating results may vary from period to period for several reasons including, but not limited to:

     - the overall competitive environment for our products;

     - the amount and timing of sales to customers in the United States;

     - the amount and timing of our sales to Hoffmann-La Roche and the timing of its sales to its customers;

     - the timing and volume of bulk shipments to licensees;

     - the availability of third-party reimbursements for the cost of therapy;

     - the effectiveness and safety of our products;

     - the rate of adoption and use of our products for approved indications and additional indications;

     - the potential introduction of new products and additional indications for existing products in 2000 and beyond; and

     - the ability to manufacture sufficient quantities of any particular marketed product.

These fluctuations may not match the expectations of securities analysts and investors. This could cause the trading price of our common stock to decline.

THE RESULTS OF OUR RESEARCH AND DEVELOPMENT ARE UNPREDICTABLE

Successful pharmaceutical product development is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Products that appear promising in the early phases of development may fail to reach the market for numerous reasons, including, but not limited to:

     - they may be found to be ineffective or to have harmful side effects in preclinical or clinical testing;

     - they may fail to receive necessary regulatory approvals;

     - they may turn out to be uneconomical because of manufacturing costs or other factors; or

     - they may be precluded from commercialization by the proprietary rights of others or by competing products or technologies for the same indication.

Success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

Factors affecting our research and development expenses include, but are not limited to:

- the number of and the outcome of clinical trials currently being conducted by us and/or our collaborators;

- the number of products entering into development from late-stage research;

- Hoffmann-La Roche's decisions whether to exercise its options to develop and sell our future products in non-U.S. markets and the timing and amount of any related development cost reimbursement;

     - in-licensing activities, including the timing and amount of related development funding or milestone payments; and

     - future levels of revenues.

ROCHE, OUR CONTROLLING STOCKHOLDER, MAY HAVE INTERESTS THAT ARE ADVERSE TO YOURS

Upon the completion of this offering, Roche will own 58.9% of our outstanding common stock. Roche may in the future, through open market purchases or otherwise, acquire additional shares of our common stock. As our majority stockholder, Roche controls the outcome of actions requiring the approval of our stockholders. Our bylaws provide, among other things, that the composition of our board of directors shall consist of two Roche directors, three independent directors nominated by a nominating committee and one Genentech employee nominated by the nominating committee. As long as Roche owns in excess of 50% of our common stock, Roche directors will comprise two of the three members of the nominating committee. However, at any time until Roche owns less than 5% of our stock, Roche will have the right to obtain proportional representation on our board. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, we cannot assure you that Roche will not institute a new business plan in the future. The interests of Roche may conflict with the interests of other holders of common stock. See "Relationship with Roche."

The affiliation agreement between us and Roche requires the approval of the directors designated by Roche to make any acquisition or any sale or disposal of all or a portion of our business representing 10% or more of our assets, net income or revenues. Moreover, the affiliation agreement also contains provisions which are designed to enable Roche to maintain its percentage ownership interest in our common stock. These provisions may have the effect of limiting our ability to make acquisitions. The affiliation agreement with Roche requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. While the dollar amounts associated with these future purchases cannot currently be estimated, such stock repurchases could have a material adverse impact on our liquidity. For more information, see "Relationship with Roche--Roche's Right to Maintain its Percentage Ownership Interest in Our Stock."

Our certificate of incorporation includes provisions relating to competition by Roche with us, allocations of corporate opportunities, transactions with interested parties and intercompany agreements and provisions limiting the liability of certain people. Our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our capital stock shall be deemed to have consented to the provisions in the certificate of incorporation relating to competition with Roche, conflicts of interest, corporate opportunities and intercompany agreements, and such consent may restrict such person's ability to challenge transactions carried out in compliance with such provisions. Persons who are directors and/or officers of ours and who are also directors and/or officers of Roche may choose to take action in reliance on such provisions rather than act in a manner that might be favorable to us but adverse to Roche. Two of our directors currently serve as directors, officers and employees of Roche Holding Ltd and its affiliates.

WE DEPEND ON SKILLED PERSONNEL AND KEY RELATIONSHIPS

The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, and on our ability to develop and maintain important relationships with leading research institutions and key distributors. Competition for such personnel and relationships is intense. In connection with the redemption of our special common stock, two of our existing employee stock option plans terminated and a number of employee options, including many of those held by senior management, were canceled. We have issued new employee stock options to attract and retain employees. However, certain provisions of our affiliation agreement with Roche are designed to enable Roche to maintain its percentage ownership interest in our common stock, which may limit our flexibility as to the number of shares we are able to grant under our stock option plans. We cannot assure you that we will be able to attract or retain such personnel or maintain such relationships.

WE FACE GROWING AND NEW COMPETITION

We face growing competition in two of our therapeutic markets and expect new competition in a third market. First, in the thrombolytic market, Activase has lost market share and could lose additional market share to Centocor, Inc.'s Retavase(R) (reteplase); the resulting adverse effect on sales could be material. Retavase received approval from the FDA in October 1996 for the treatment of acute myocardial infarction. There is also an increasing use of mechanical reperfusion in lieu of thrombolytic therapy for the treatment of acute myocardial infarction, which we expect to continue.

Second, in the growth hormone market, we continue to face increased competition from five other companies with growth hormone products, although one company is preliminarily enjoined from selling its product. As a result of this competition, we have experienced a loss in new patient market share. Four of these competitors have also received approval to market their existing human growth hormone products for additional indications. As a result of this competition, our sales of Protropin, Nutropin and Nutropin AQ may decline, perhaps significantly.

Third, in the non-Hodgkin's lymphoma market, Coulter Pharmaceutical Inc., or Coulter, is expected to file a revised BLA in 2000 for a product that would compete with our product Rituxan. We are also aware of other potentially competitive biologic therapies for non-Hodgkin's lymphoma in development.

OTHER COMPETITIVE FACTORS COULD AFFECT OUR PRODUCT SALES

Other competitive factors that could affect our product sales include, but are not limited to:

     - the timing of FDA approval, if any, of competitive products;

     - our pricing decisions and the pricing decisions of our competitors;

     - the degree of patent protection afforded to particular products;

     - the outcome of litigation involving our patents and patents of other companies for products and processes related to production and formulation of those products;

     - the increasing use and development of alternate therapies; and

     - the rate of market penetration by competing products.

IN CONNECTION WITH THE REDEMPTION OF OUR SPECIAL COMMON STOCK, WE RECORDED SUBSTANTIAL GOODWILL AND OTHER INTANGIBLES, THE AMORTIZATION OF WHICH WILL ADVERSELY AFFECT OUR EARNINGS

As a result of the redemption of our special common stock, Roche owned all of our outstanding common stock, requiring push-down accounting under generally accepted accounting principles. Push-down accounting required us to establish a new accounting basis for our assets and liabilities, based on Roche's cost in acquiring all of our stock. In other words, Roche's cost of acquiring Genentech was "pushed down" to us and reflected on our financial statements. Push-down accounting required us to record goodwill and other intangible assets of approximately $1,706.0 million and $1,499.0 million, respectively, during the second quarter of 1999. The amortization of this goodwill and other intangible assets will have a significant negative impact on our financial results in future years. In addition, we will continuously evaluate whether events and circumstances have occurred that indicate the remaining balance of this and other intangible assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, we may be required to reduce the carrying value of our intangible assets, which could have a material adverse effect on our financial condition and results of operations during the periods in which such a reduction is recognized. We may be required to write down intangible assets in future periods. For more information about push-down accounting, see "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the "Redemption of Our Special Common Stock" note in the notes to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference.

OUR ROYALTY AND CONTRACT REVENUES COULD DECLINE

Royalty and contract revenues in future periods could vary significantly. Major factors affecting these revenues include, but are not limited to:

     - Hoffmann-La Roche's decisions whether to exercise its options to develop and sell our future products in non-U.S. markets and the timing and amount of any related development cost reimbursements;

     - variations in Hoffmann-La Roche's sales and other licensees' sales of licensed products;

     - the conclusion of existing arrangements with other companies and Hoffmann-La Roche;

     - the timing of non-U.S. approvals, if any, for products licensed to Hoffmann-La Roche and other licensees;

     - fluctuations in foreign currency exchange rates;

     - the initiation of new contractual arrangements with other companies;

     - whether and when contract benchmarks are achieved;

     - the failure of or refusal of a licensee to pay royalties; and

     - the expiration or invalidation of patents or other licensed intellectual property.

PROTECTING OUR PROPRIETARY RIGHTS IS DIFFICULT AND COSTLY

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, the breadth of claims allowed in these companies' patents cannot be predicted. Patent disputes are frequent and can preclude commercialization of products. We have in the past been, are currently, and may in the future be involved in material patent litigation. Patent litigation is costly in its own right and could subject us to significant liabilities to third-parties and, if decided adversely, we may need to obtain third-party licenses at a material cost or cease using the technology or product in dispute. The presence of patents or other proprietary rights belonging to other parties may lead to the termination of the research and development of a particular product. We believe that we have strong patent protection or the potential for strong patent protection for a number of our products that generate sales and royalty revenue or that we are developing. However, the courts will determine the ultimate strength of patent protection of our products and those on which we earn royalties. You should read "Business--Legal Proceedings."

WE ARE EXPOSED TO MARKET RISK

We are exposed to market risk, including changes to interest rates, foreign currency exchange rates and equity investment prices. To reduce the volatility relating to these exposures, we enter into various derivative investment transactions pursuant to our investment and risk management policies and procedures in areas such as hedging and counterparty exposure practices. We could be exposed to losses related to these financial instruments should one of our counterparties default. Variations in interest rates, foreign currency exchange rates and equity investment prices may also affect our financial results. You should read "Management's Discussion and Analysis of Results of Operations and Financial Condition--Market Risk."

WE MAY INCUR MATERIAL LITIGATION COSTS

We are subject to legal proceedings, including those matters described in "Business--Legal Proceedings." Litigation to which we are currently or have been subjected relates to, among other things, our patent and intellectual property rights, licensing arrangements with other persons, product liability and financing activities. We cannot predict with certainty the eventual outcome of pending litigation, and we could be required to incur substantial expense in defending these lawsuits. We have in the past taken substantial special charges relating to certain litigation, including special charges of $230.0 million in 1999.

WE MAY INCUR MATERIAL PRODUCT LIABILITY COSTS

The testing and marketing of medical products entail an inherent risk of product liability. We maintain limited product liability insurance coverage. Our business may be materially and adversely affected by a successful product liability claim in excess of our insurance coverage. We cannot assure you that product liability insurance coverage will continue to be available to us in the future on reasonable terms or at all.

OUR PRODUCTS ARE SUBJECT TO GOVERNMENTAL REGULATIONS AND APPROVALS

The pharmaceutical industry is subject to stringent regulation with respect to product safety and efficacy by various federal, state and local authorities. Of particular significance are the FDA's requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. A pharmaceutical product cannot be marketed in the United States until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA. As a result of these requirements, the length of time, the level of expenditures and the laboratory and clinical information required for approval of a New Drug Application, or NDA, or a BLA, are substantial and can require a number of years. In addition, after any of our products receives regulatory approval, it is subject to ongoing FDA regulation, including, for example, changes to its label and product recall. We cannot be sure that we can obtain necessary regulatory approvals on a timely basis, if at all, for any of our products or any of the products we are developing, and all of the following could have a material adverse effect on our business:


     - significant delays in obtaining or failing to obtain required approvals;

     - loss of or changes to previously obtained approvals; and

     - failing to comply with existing or future regulatory requirements.

Moreover, it is possible that the current regulatory framework could change or additional regulations could arise at any stage during our product development, which may affect our ability to obtain approval of our products.


OUR STOCK PRICE, LIKE THAT OF MANY BIOTECHNOLOGY COMPANIES, IS HIGHLY VOLATILE


The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. In addition, due to the absence of the put and call that were associated with our special common stock and the reduction in the number of shares of our publicly traded stock, the market price of our common stock has been and may continue to be more volatile than our special common stock was in the past. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

     - announcements of technological innovations or new commercial products by us or our competitors;

     - developments concerning proprietary rights, including patents;

     - publicity regarding actual or potential medical results relating to products under development by us or our competitors;

     - regulatory developments in the United States and foreign countries;

     - public concern as to the safety of biotechnology products;

     - economic and other external factors or other disaster or crisis; and

     - period-to-period fluctuations in financial results.

A VARIETY OF FACTORS COULD ADVERSELY AFFECT OUR CASH POSITION

Factors that could adversely affect our cash position include, but are not limited to, future levels of our product sales, royalty and contract revenues, expenses, in-licensing activities, including the timing and amount of related development funding or milestone payments, acquisitions, capital expenditures and the amount of any stock repurchased under any stock repurchase program. The affiliation agreement with Roche requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. While the dollar amounts associated with these future purchases cannot currently be estimated, such stock repurchases could have a material adverse effect on our cash position and may have the effect of limiting our ability to use our capital stock as consideration for acquisitions. For more information you should read "Relationship with Roche--Right to Maintain its Percentage Ownership Interest in Our Stock."

FUTURE SALES BY ROCHE COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE

Sales of a substantial number of shares of our common stock in the public market following this offering could adversely affect the market price of our common stock. You should read "Shares Eligible for Future Sale."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus are forward-looking statements concerning our operations, economic performance and financial condition. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, are included, for example, in the discussions about:

     - our strategy;

     - our future relationship with Roche;

     - our liquidity;

     - product sales, royalties and contract revenues;

     - new product development or product introduction;

     - expenses and net income;

     - our credit risk management;

     - our asset/liability risk management;

     - our operational and legal risks;

     - our consumer business; and

     - how we may be affected by certain legal proceedings.

These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                DIVIDEND POLICY

We have never declared or paid cash dividends. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

                      PRICE RANGE OF SPECIAL COMMON STOCK

From October 26, 1995 until June 16, 1999, our special common stock traded on the New York Stock Exchange and the Pacific Exchange under the symbol "GNE".

The following table sets forth the high and low reported sale prices for our special common stock on the NYSE for the periods indicated. Since its issuance, our special common stock was subject to a redemption right, exercisable at the option of Roche, at predetermined prices per share. On June 30, 1999, we redeemed all of our special common stock held by stockholders, other than Roche, at $41.25 per share in cash and retired all of the shares of special common stock including those held by Roche. We completed a two-for-one split of our common stock, effected in the form of a stock dividend, on November 2, 1999. The prices per share below give effect to that stock split.

                                                              ----------------
                                                              HIGH         LOW
                                                              ----         ---
1997
  First Quarter.............................................  $29          $26 5/8
  Second Quarter............................................   29 5/8       28 1/4
  Third Quarter.............................................   29 15/32     28 1/4
  Fourth Quarter............................................   30 5/16      28 3/4
1998
  First Quarter.............................................  $36 1/4      $29 5/8
  Second Quarter............................................   36 7/8       32 7/8
  Third Quarter.............................................   36 11/32     31 25/32
  Fourth Quarter............................................   39 3/4       34 1/16
1999
  First Quarter.............................................  $44 15/32    $37 1/4
  Second Quarter (through June 16)..........................   45           40 31/32

                          PRICE RANGE OF COMMON STOCK

Since July 20, 1999, our common stock has traded on the New York Stock Exchange under the symbol "DNA". The following table sets forth the high and low reported sale prices for our common stock for the periods indicated. We completed a two-for-one split of our common stock, effected in the form of a stock dividend, on November 2, 1999. The prices per share below give effect to that stock split.


                                                              -----------------
                                                              HIGH         LOW
                                                              ----         ----
1999
  Third Quarter (beginning July 20).........................  $ 89 3/4     $ 58 1/4
  Fourth Quarter............................................   143           66 7/8
2000
  First Quarter (through March 10, 2000)....................  $245         $117

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Results of Operations and Financial Condition," included elsewhere in this prospectus, and the consolidated financial statements and related notes thereto included in our annual report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference. The statement of operations data for the years ended December 31, 1999, 1998 and 1997 and the balance sheet data as of December 31, 1999 and 1998 are derived from, and qualified by reference to, our audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference, and should be read in conjunction with those consolidated financial statements and related notes.

                                                       -----------------------------------------------------
                                                                      YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------------
                                                         1999         1998        1997       1996      1995
                                                       ---------    --------    --------    ------    ------
In millions, except per share data and percentages
STATEMENT OF OPERATIONS DATA
Total revenues.......................................  $ 1,421.4    $1,150.9    $1,016.7    $968.7    $917.8
  Product sales......................................    1,039.1       717.8       584.9     582.8     635.3
  Royalties..........................................      189.3       229.6       241.1     214.7     190.8
  Contract and other.................................      103.6       114.8       121.6     107.0      31.2
  Interest...........................................       89.4        88.7        69.1      64.2      60.5
Total costs and expenses.............................  $ 2,762.3    $  898.3    $  846.9    $820.8    $745.6
  Cost of sales......................................      285.6       138.6       102.5     104.5      97.9
  Research and development...........................      367.3       396.2       470.9     471.1     363.0
  Marketing, general and administrative..............      467.9       358.9       269.9     240.1     251.7
  Special charges
     Legal settlements...............................      230.0          --          --        --      25.0
     Related to redemption...........................    1,207.7          --          --        --        --
  Recurring charges related to redemption............      198.4          --          --        --        --
  Interest...........................................        5.4         4.6         3.6       5.1       8.0
Income (loss) before taxes...........................  $(1,340.9)   $  252.6    $  169.8    $147.9    $172.2
Income tax (benefit) provision.......................     (196.4)       70.7        40.8      29.6      25.8
Net income (loss)....................................  $(1,144.5)   $  181.9    $  129.0    $118.3    $146.4
Effective tax rate (benefit).........................        (15)%        28%         24%       20%       15%
Earnings (loss) per share
  Basic..............................................  $   (4.46)   $   0.72    $   0.52    $ 0.49    $ 0.62
  Diluted............................................      (4.46)       0.70        0.51      0.48      0.60
Weighted average shares outstanding
  Basic..............................................      256.4       251.5       246.1     241.2     236.5
  Diluted............................................      256.4       259.7       252.8     247.9     243.5
Actual shares outstanding at period-end..............      258.1       254.2       248.5     242.9     238.5
OTHER DATA
Depreciation expense.................................  $    80.9    $   72.7    $   58.9    $ 57.6    $ 53.3
Amortization expense.................................      200.5         5.4         6.6       4.5       5.1
Capital expenditures.................................       95.0        88.1       154.9     141.8      70.2

The special charge in 1995 relates to the merger and agreement with Roche ($21 million) and the resignation of our prior chief executive officer ($4 million).

The legal settlements in 1999 relate to (1) a $50 million settlement in April 1999 with respect to past human growth hormone promotional practices and (2) $180 million related to the settlement of the patent infringement lawsuits brought by the University of California relating to our human growth hormone products.

                                                     --------------------------------------------------------
                                                                        AS OF DECEMBER 31,
                                                     --------------------------------------------------------
                                                       1999        1998        1997        1996        1995
                                                     --------    --------    --------    --------    --------
In millions
BALANCE SHEET DATA
Cash and cash equivalents, short-term investments
  and long-term marketable securities............    $1,957.4    $1,604.6    $1,286.5    $1,159.1    $1,096.8
Accounts receivable..............................       214.8       149.7       189.2       197.6       172.2
Inventories......................................       275.2       148.6       116.0        91.9        93.6
Working capital..................................       842.4       950.6       904.4       705.1       812.0
Property, plant and equipment, net...............       730.1       700.2       683.3       586.2       503.7
Other intangible and long-term assets............     1,654.4       196.3       177.2       149.2       105.5
Total assets.....................................     6,554.4     2,855.4     2,507.6     2,226.4     2,011.0
Total current liabilities........................       484.1       291.3       289.6       250.0       233.4
Long-term debt...................................       149.7       150.0       150.0       150.0       150.0
Total liabilities................................     1,271.6       511.6       476.4       425.3       408.9
Total stockholders' equity.......................     5,282.8     2,343.8     2,031.2     1,801.1     1,602.0
Total liabilities and stockholders' equity.......     6,554.4     2,855.4     2,507.6     2,226.4     2,011.0

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

We are a leading biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. We manufacture and market seven products directly in the United States, including: Herceptin, Rituxan (rituximab), Activase, Protropin, Nutropin, Nutropin AQ and Pulmozyme, and we are manufacturing and preparing to market Nutropin Depot.

We receive royalties on sales of rituximab outside of the United States (excluding Japan), on sales of Pulmozyme and Herceptin outside of the United States and on sales of certain products in Canada from Hoffmann-La Roche. We receive royalties on sales of growth hormone products and t-PA outside of the United States and Canada and on sales of rituximab in Japan through other licensees. We also receive worldwide royalties on seven additional licensed products that are marketed by other companies. Six of these products originated from our technology.

REDEMPTION OF OUR SPECIAL COMMON STOCK

On June 30, 1999, we redeemed all of our outstanding special common stock held by stockholders other than Roche at a price of $41.25 per share in cash with funds deposited by Roche for that purpose. We refer to this event as the "Redemption." As a result of the Redemption, Roche's percentage ownership of our outstanding common stock increased from 65% to 100%. Consequently, under U.S. generally accepted accounting principles, we were required to use push-down accounting to reflect in our financial statements the amounts paid for our stock in excess of our net book value. Push-down accounting required us to record $1,706.0 million of goodwill and $1,499.0 million of other intangible assets on our balance sheet in the second quarter of 1999. Also, as a result of push-down accounting, we recorded special charges related to the Redemption of $1,207.7 million in 1999. For more information about special charges and push-down accounting, you should read "--Special Charges" below and the "Redemption of Our Special Common Stock" note in the notes to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference.

PUBLIC OFFERINGS

On July 23, 1999 and October 26, 1999, Roche completed public offerings of our common stock. As a result, Roche's percentage ownership of our outstanding common stock was reduced to approximately 66.1% at December 31, 1999. We did not receive any of the net proceeds from the offerings. Our common stock began trading on the New York Stock Exchange under the symbol DNA on July 20, 1999.

STOCK SPLIT

On November 2, 1999, we effected a two-for-one stock split of our common stock in the form of a dividend of one share of our common stock for each share held at the close of business on October 29, 1999. Our stock began trading on a split-adjusted basis on November 3, 1999. All information in this prospectus relating to the number of shares, price per share and per share amounts of common stock and special common stock gives effect to the split.

COMPARISON OF YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Pro forma results exclude special charges related to the Redemption and legal settlements, recurring charges and other items related to the Redemption, and their related tax effects. These charges are further discussed below in "--Special Charges" and "--Recurring Charges Related to Redemption."

                                             ----------------------------------------------------------------
                                                      YEAR ENDED DECEMBER 31,
                 REVENUES                    ------------------------------------------     ANNUAL % CHANGE
                                                     1999                                 -------------------
                                             --------------------                         PRO FORMA
                                              ACTUAL    PRO FORMA     1998       1997       99/98       98/97
                                             --------   ---------   --------   --------   ---------     -----
In millions
Revenues...................................  $1,421.4   $1,401.0    $1,150.9   $1,016.7      22%         13%

Total Revenues: Total revenues for 1999 reached $1,421.4 million, a 24% increase from 1998 primarily due to higher product sales.

Pro forma revenues for 1999 were $1,401.0 million, reflecting an increase of 22% from 1998 driven by higher product sales. Revenues for 1998 increased 13% from 1997. This increase was also attributable to higher product sales. These increases are further discussed below.

                                                ------------------------------------------------------------
                                                       YEAR ENDED DECEMBER 31,
                PRODUCT SALES                   --------------------------------------     ANNUAL % CHANGE
                                                        1999                             -------------------
                                                --------------------                     PRO FORMA
                                                 ACTUAL    PRO FORMA    1998     1997      99/98       98/97
                                                --------   ---------   ------   ------   ---------     -----
In millions
Herceptin.....................................  $  188.4   $  188.4    $ 30.5       --      518%          --
Rituxan.......................................     279.4      279.4     162.6   $  5.5       72        2,856%
Activase......................................     236.0      236.0     213.0    260.7       11         (18)
Protropin, Nutropin and Nutropin AQ...........     221.2      221.2     214.0    223.6        3          (4)
Pulmozyme.....................................     111.4      111.4      93.8     91.6       19            2
Actimmune.....................................       2.7        2.7       3.9      3.5     (31)           11
                                                --------   --------    ------   ------
     Total product sales......................  $1,039.1   $1,039.1    $717.8   $584.9       45%          23%
% of revenues.................................        73%        74%       62%      58%

Total Product Sales: Total product sales were $1,039.1 million in 1999, an increase of 45% from 1998 reflecting the effect of strong Rituxan sales, a full year of Herceptin sales and higher Activase sales. Product sales increased 23% in 1998 from 1997 as a result of a full year of Rituxan sales and initial Herceptin sales in the fourth quarter of 1998. This increase was partly offset by lower Activase and growth hormone sales in 1998. Product sales in connection with our licensing agreement with Hoffmann-La Roche were $41.3 million in 1999, $28.7 million in 1998 and $17.4 million in 1997. See "Business--Licensing Agreement with F. Hoffmann La Roche" below for further information about our licensing agreement with Hoffmann-La Roche.

Herceptin: Sales of Herceptin were $188.4 million in 1999. We recorded $30.5 million of initial sales of Herceptin in the fourth quarter of 1998. An increase in physician acceptance of Herceptin has contributed to a positive sales trend and successful penetration into the breast cancer market. Herceptin was first marketed in September 1998 and is the first humanized monoclonal antibody for the treatment of HER2 overexpressing metastatic breast cancer. We have granted Hoffmann-La Roche exclusive marketing rights to Herceptin outside of the United States.

Rituxan: Sales of Rituxan were $279.4 million in 1999, an increase of 72% from 1998. This increase was primarily due to increased market penetration for the treatment of B-cell non-Hodgkin's lymphoma. Sales of Rituxan were $162.6 million in 1998, its first full year of sales. Rituxan was approved for marketing by the FDA in late November 1997 and we launched Rituxan in December 1997. We co-developed Rituxan with IDEC Pharmaceuticals Corporation, commonly known as IDEC, from which we license Rituxan. We and IDEC are jointly promoting Rituxan in the United States. We shared responsibility with IDEC for manufacturing the product until the end of the third quarter of 1999, when IDEC finished transferring all bulk manufacturing responsibilities for Rituxan to us. Our partner Hoffmann-La Roche received permission from the European

Commission to market rituximab under the tradename MabThera(R) in the European Union. Hoffmann-La Roche holds marketing rights for MabThera outside of the United States, excluding Japan, and has agreed to pay us royalties and a mark-up on MabThera supplied to Hoffmann-La Roche.

In December 1998, a letter was sent to physicians advising them of some deaths associated with administration of Rituxan. As a result, we and IDEC updated the warning section of the Rituxan package insert to include information on infusion-related reactions and cardiovascular events.

Activase: Sales of Activase were $236.0 million in 1999, an increase of 11% from 1998. This increase was largely due to the usage of Activase in peripheral vascular occlusive disease in lieu of another company's thrombolytic that was unavailable. This increase was offset in part by a continued decline in the overall size of the thrombolytic therapy market due to increasing use of mechanical reperfusion and continued competition from Centocor's Retavase. Sales of Activase in 1998 decreased 18% from 1997 primarily due to competition from Retavase. The decrease in 1998 also resulted, to a lesser extent, from a decline in the size of the thrombolytic market and from a temporary decrease in the available commercial market due to patients receiving therapy through large Phase III clinical trials completed in 1998.

Protropin, Nutropin and Nutropin AQ: Sales of our three growth hormone products--Protropin, Nutropin, and Nutropin AQ,--were $221.2 million in 1999, a slight increase from 1998. This increase primarily reflects fluctuations in distributor ordering patterns. Sales of our growth hormone products decreased slightly in 1998 from 1997. A small loss of market share was seen in 1998 due to increased competition. We continue to face increased competition from five other companies with growth hormone products, although one company is preliminarily enjoined from selling its product.

In December 1999, we received FDA approval for Nutropin Depot, the first long-acting dosage form of recombinant growth hormone for pediatric growth hormone deficiency. We expect to launch the product in the first half of 2000.

Pulmozyme: Sales of Pulmozyme were $111.4 million in 1999, an increase of 19% from 1998. This increase was due to our continued market penetration for the management of cystic fibrosis in the early and mild patient populations. Sales of Pulmozyme were slightly higher in 1998 compared to 1997 primarily as a result of treatment of new patients in the mild to moderate cystic fibrosis patient population and treatment of new cystic fibrosis patients under the age of five due to a 1998 FDA approval for a label extension.

Actimmune (interferon gamma-lb): In the second quarter of 1998, in return for a royalty on net sales, we licensed U.S. marketing and development rights to interferon gamma, including Actimmune, to Connetics Corporation. Thereafter, Connetics Corporation sublicensed all of its rights to InterMune Pharmaceuticals, Inc., or InterMune. After a transition period, as of January 1999, we no longer sell Actimmune directly in the United States. We have agreed to supply bulk materials to InterMune at cost plus a mark-up.

                                                    ---------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31,
ROYALTIES, CONTRACT AND OTHER, AND INTEREST INCOME  ------------------------------------    ANNUAL % CHANGE
                                                           1999                            ------------------
                                                    ------------------                     PRO FORMA
                                                    ACTUAL   PRO FORMA    1998     1997      99/98      98/97
                                                    ------   ---------   ------   ------   ---------    -----
In millions
Royalties........................................   $189.3    $189.3     $229.6   $241.1      (18)%      (5)%
Contract and other...............................    103.6      83.2      114.8    121.6      (28)       (6)
Interest income..................................     89.4      89.4       88.7     69.1        1        28

Royalties: Royalty income was $189.3 million in 1999, a decrease of 18% from 1998. Royalties in 1998 decreased 5% from 1997. These decreases primarily relate to the expiration of royalties from Eli Lilly and Company in August 1998. Under a 1994 settlement agreement and a prior license agreement with Eli Lilly, we received royalties for sales of Humulin(R) (human insulin) which expired in August 1998. The decrease in 1999 was partly offset by higher royalties from various licensees, and new royalties from Immunex Corporation under a licensing agreement for Enbrel(R) (etanercept) biologic response modifier. Cash flows from royalty income include revenues denominated in foreign currency. We currently purchase simple foreign currency put option contracts (options) to hedge these royalty cash flows. All options expire within the next three years.

Contract and Other Revenues: Contract and other revenues were $103.6 million in 1999, a decrease of 10% from 1998. This decrease which is further explained below, was partly offset by an adjustment of $20.3 million related to the write-up of certain marketable securities on June 30, 1999 as a result of push-down accounting. See the "Redemption of Our Special Common Stock" note in the notes to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 1999, which are incorporated herein by reference, for further information on push-down accounting.

Pro forma contract and other revenues in 1999, which exclude the effect of push-down accounting, were $83.2 million, a decrease of 28% from 1998. This decrease resulted primarily from higher revenues in 1998 related to payments from Hoffmann-La Roche for Herceptin marketing rights and from Novo Nordisk A/S, commonly known as Novo, for the patent infringement litigation settlement, as discussed below. These decreases were offset in part by higher revenues in 1999 from our strategic alliances, including initial license fees from Immunex Corporation for Enbrel and from Schwarz Pharma AG for Nutropin AQ and Nutropin Depot sustained-release growth hormone, and higher gains from the sale of biotechnology equity securities. Contract and other revenues in 1998 decreased 6% from 1997 as a result of lower contract revenues from our strategic alliances and lower gains from the sale of biotechnology equity securities. In addition, contract revenues from Hoffmann-La Roche in 1998 decreased significantly from 1997 primarily due to the discontinuation of several projects or indications in development.

In July 1998, we settled a lawsuit brought by us against Novo relating to our patents for human growth hormone and insulin and a lawsuit brought by Novo alleging infringement of a patent held by Novo relating to our manufacture, use and sale of our Nutropin human growth hormone products. Under the settlement agreement, we agreed with Novo to cross-license worldwide certain patents relating to human growth hormone. In August 1998, Novo received a worldwide license under our patents relating to insulin, and we received certain payments from Novo that were recorded in contract revenues.

We recorded nonrecurring contract revenues from Hoffmann-La Roche of $40.0 million in 1998 for Herceptin marketing rights outside of the United States. All other contract revenue from Hoffmann-La Roche, including reimbursement for ongoing development expenses after the option exercise date, totaled $17.2 million in 1999, $21.6 million in 1998 and $67.6 million in 1997.

Interest Income: Interest income in 1999 was comparable to 1998. Although our cash, short-term and long-term investment portfolio, excluding marketable equity securities, at December 31, 1999 decreased from December 31, 1998, the average portfolio balance for the year was higher than the previous year. This resulted in an increase in interest income, which was offset by lower portfolio yields. Interest income increased in 1998 from 1997 primarily due to an increase in the investment portfolio and, to a lesser extent, a higher average yield on the investment portfolio.

                                                 -----------------------------------------------------------
                                                        YEAR ENDED DECEMBER 31,
              COSTS AND EXPENSES                 --------------------------------------    ANNUAL % CHANGE
                                                         1999                             ------------------
                                                 --------------------                     PRO FORMA
                                                  ACTUAL    PRO FORMA    1998     1997      99/98      98/97
                                                 --------   ---------   ------   ------   ---------    -----
In millions
Cost of sales..................................  $  285.6   $  192.2    $138.6   $102.5      39%         35%
Research and development.......................     367.3      367.3     396.2    470.9      (7)        (16)
Marketing, general and administrative..........     467.9      467.9     358.9    269.9      30          33
Special charges:
  Legal settlements............................     230.0         --        --       --      --          --
  Related to redemption........................   1,207.7         --        --       --      --          --
Recurring charges related to redemption........     198.4         --        --       --      --          --
Interest expense...............................       5.4        5.4       4.6      3.6      17          28
                                                 --------   --------    ------   ------
  Total costs and expenses.....................  $2,762.3   $1,032.8    $898.3   $846.9      15%          6%
% of revenues..................................       194%        74%       78%      83%
Cost of sales as a % of product sales..........                   18        19       18
Research and development as % of revenues......                   26        34       46
Marketing, general and administrative as % of
  revenues.....................................                   33        31       27

Cost of Sales: Cost of sales was $285.6 million in 1999, an increase of 106% from 1998. This increase reflects the costs related to the sale of inventory that was written up at the Redemption due to push-down accounting. The remaining inventory that was written up is expected to be sold in 2000.

Pro forma cost of sales in 1999, exclusive of the expense related to the sale of the inventory written up at the Redemption due to push-down accounting, was $192.2 million, a 39% increase from 1998. Cost of sales as a percent of net sales, exclusive of the expense related to the sale of the inventory written up, decreased to 18% in 1999 from 1998. This decrease was primarily driven by efficiencies in production and a more favorable product mix. Cost of sales as a percent of product sales increased to 19% in 1998 from 1997. This increase was primarily the result of increased sales to Hoffmann-La Roche as well as a shift in the product mix, including the first full year of Rituxan sales and the introduction of Herceptin. The economic benefits from sales to Hoffmann-La Roche are reflected in product sales and royalties.

Research and Development: Research and development expenses in 1999 were $367.3 million, down 7% from 1998 as a result of reduced spending as products progressed through late-stage clinical trials. Research and development expenses in 1998 decreased 16% from 1997 primarily due to the wind-down of certain large late-stage clinical trials and lower expenses for licensing technology from third parties. The decrease in 1998 was partly offset by higher costs related to large scale development collaborations. Research and development as a percentage of pro forma revenues was 26% in 1999 and as a percentage of revenues was 34% in 1998 and 46% in 1997. The lower ratios from year to year reflect growing revenues and more recently in 1999 and 1998 a decrease in research and development spending.

To gain additional access to potential new products and technologies, and to utilize other companies to help develop potential new products, we establish strategic alliances with various companies. These companies are developing technologies that may fall outside our research focus and through technology exchanges and investments with these companies we may have the potential to generate new products. As part of these strategic alliances, we have acquired equity and convertible debt securities of such companies. We have also entered into product-specific collaborations to acquire development and marketing rights for products.

Marketing, General and Administrative: Marketing, general and administrative expenses in 1999 increased 30% from 1998 and such expenses in 1998 increased 33% from 1997. The increase in 1999 was driven mainly by support of the growth of our oncology products including the profit-sharing with IDEC related to Rituxan sales, and competitive conditions with other marketed products. Additional increases came from higher royalty, legal and corporate expenses. The 33% increase in 1998 was due to the introduction of Rituxan and related profit sharing with IDEC, the launch of Herceptin and a new indication for Nutropin and Nutropin AQ, competitive conditions with other marketed products and the write-down of certain biotechnology equity securities.

Special Charges: During 1999, we had special charges of $1,437.7 million related to the Redemption and the application of push-down accounting, and legal settlements. The Redemption related charge of $1,207.7 million primarily included: (1) a non-cash charge of $752.5 million for in-process research and development, (2) $284.5 million of compensation expense related to early cash settlement of certain employee stock options and (3) an aggregate of approximately $160.1 million as a non-cash charge for the remeasurement of the value of continuing employee stock options. The legal settlements charge included: (1) a $50.0 million settlement related to a federal investigation of our past clinical, sales and marketing activities associated with human growth hormone; and (2) $180.0 million related to the settlement on the patent infringement lawsuits brought by the University of California relating to our human growth hormone products. See "--In-Process Research and Development" below and the "Redemption of Our Special Common Stock" and "Leases, Commitments and Contingencies" notes in the notes to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference, for further information regarding these special charges.

Recurring Charges Related to Redemption: We began recording recurring charges related to the Redemption and push-down accounting in the third quarter of 1999. These charges were $198.4 million in 1999 and were comprised of $191.1 million related to the amortization of other intangible assets and goodwill, and $7.3 million of compensation expense related to alternative arrangements provided at the time of the Redemption for certain holders of some of the unvested options.

Interest Expense: Interest expense will fluctuate depending on the amount of capitalized interest related to the amount of construction projects. Interest expense, net of amounts capitalized, relates to interest on our 5% convertible subordinated debentures.

                                                              ---------------------------------------
                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                      1999
            Income Before Taxes and Income Taxes              ---------------------
                                                               ACTUAL     PRO FORMA    1998     1997
                                                              ---------   ---------   ------   ------
In millions
Income (loss) before taxes..................................  $(1,340.9)   $368.2     $252.6   $169.8
Income tax (benefit) provision..............................     (196.4)    121.5       70.7     40.8
Effective tax rate..........................................        15%       33%        28%      24%

Income Tax: The tax benefit of $196.4 million for 1999 consists of tax expense of $121.5 million on pretax income excluding the income and deductions attributable to push-down accounting and legal settlements, and tax benefits of $317.9 million related to income and deductions attributable to push-down accounting and legal settlements. Our effective tax rate for 1999 was approximately 15%. The tax rate on pretax income excluding non-recurring special charges was 50% for 1999, which reflects the impact of non-deductible goodwill amortization related to push-down accounting.

The pro forma 1999 effective tax rate of 33% is higher than the 1998 effective tax rate of 28% primarily due to reduced research credits and realization of foreign losses. The 1998 effective tax rate increased from the 24% rate in 1997 primarily due to reduced research credits.

We expect our effective tax rate on pro forma income to increase to approximately 34% in 2000. Our effective tax rate on pre-tax income, including recurring Redemption related charges, will be adversely affected due to a full year of non-deductible goodwill amortization.

                                               --------------------------------------------------------------
                                                       YEAR ENDED DECEMBER 31,
                                                                    ------------------      ANNUAL % CHANGE
              Net Income (Loss)                ---------------------                      -------------------
                                                       1999
                                               ---------------------                      PRO FORMA
                                                ACTUAL     PRO FORMA    1998     1997       99/98       98/97
                                               ---------   ---------   ------   ------    ---------     -----
In millions
Net income (loss)............................  $(1,144.5)   $246.7     $181.9   $129.0       36%         41%
Earnings (loss) per share:
  Basic......................................  $   (4.46)   $ 0.96     $ 0.72   $ 0.52
  Diluted....................................  $   (4.46)   $ 0.93     $ 0.70   $ 0.51

Net Income (Loss): The net loss in 1999 of $1,144.5 million, or a loss of $4.46 per share, is attributable to the Redemption and related push-down accounting, legal settlements and their related tax effects.

Pro forma net income in 1999 was $246.7 million, or $0.93 per share, a 36% increase in pro forma net income from 1998. This increase was due to higher Herceptin, Rituxan and Activase sales and lower research and development spending. The increase was partly offset by higher marketing, general and administrative expenses, higher cost of sales, higher income taxes and lower royalty and contract and other revenues. The 41% increase in net income in 1998 from 1997 was driven primarily by sales of Rituxan and Herceptin, lower research and development expenses and higher interest income. These revenue increases and lower expenses were partly offset by higher marketing, general and administrative expenses, a decrease in Activase sales, higher cost of sales and higher income taxes.

In-Process Research and Development: At June 30, 1999, the Redemption date, we determined that the acquired in-process technology was not technologically feasible and that the in-process technology had no future alternative uses. As a result, $500.5 million of in-process research and development related to Roche's 1990 through 1997 purchases of our common stock was charged to retained earnings, and $752.5 million of in-process research and development related to the Redemption was charged to operations at June 30, 1999.

The amounts of in-process research and development were determined based on an analysis using the risk-adjusted cash flows expected to be generated by the products that result from the in-process projects. The analysis included forecasted future cash flows that were expected to result from the progress made on each of the in-process projects prior to the purchase dates. These cash flows were estimated by first forecasting, on a product-by-product basis, total revenues expected from sales of the first generation of each in-process product. A portion of the gross in-process product revenues was then removed to account for the contribution provided by any core technology, which was considered to benefit the in-process products. The net in-process revenue was then multiplied by the project's estimated percentage of completion as of the purchase dates to determine a forecast of net in-process research and development revenues attributable to projects completed prior to the purchase dates. Appropriate operating expenses, cash flow adjustments and contributory asset returns were deducted from the forecast to establish a forecast of net returns on the completed portion of the in-process technology. Finally, these net returns were discounted to a present value at discount rates that incorporate both the weighted average cost of capital (relative to the biotech industry and us) as well as the product-specific risk associated with the purchased in-process research and development products. The product specific risk factors included each product in each phase of development, type of molecule under development, likelihood of regulatory approval, manufacturing process capability, scientific rationale, pre-clinical safety and efficacy data, target product profile and development plan. The discount rates ranged from 16% to 19% for the 1999 valuation and 20% to 28% for the 1990 purchase valuation, all of which represent a significant risk premium to our weighted average cost of capital.

The forecast data in the analysis was based on internal product level forecast information maintained by our management in the ordinary course of managing the business. The inputs used by us in analyzing in-process research and development were based on assumptions, which we believed to be reasonable but which were inherently uncertain and unpredictable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur.

A brief description of projects that were included in the in-process research and development charge is set forth below, including an estimated percentage of completion as of the Redemption date. Projects subsequently added to the research and development pipeline are not included. Except as otherwise noted below, there have been no significant changes to the projects since the Redemption date. We do not track all costs associated with research and development on a project-by-project basis. Therefore, we believe a calculation of cost incurred as a percentage of total incurred project cost as of FDA approval is not possible. We estimated, however, that the research and development expenditures that will be required to complete the in-process projects will total at least $750.0 million, as compared to $700.0 million as of the Redemption date. This estimate reflects an increase in certain cost estimates related to early stage projects partially offset by decreases in cost to complete estimates for other projects.

The foregoing discussion of our in-process research and development projects, and in particular the following table and subsequent paragraphs regarding the future of these projects, our additional product programs and our process technology program include forward-looking statements that involve risks and uncertainties, and actual results may vary materially. For a discussion of risk factors that may affect projected completion dates and the progress of research and development, see "Risk Factors--The Results of Our Research and Development Are Unpredictable," "--Protecting Our Proprietary Rights Is Difficult and Costly" and "--Our Products Are Subject to Governmental Regulations and Approvals."

At the Redemption date, we estimated percentage complete data for each project based on weighting of three indicators, as follows:

     - PTS: Probability of technical success is a project level statistic maintained by us on an ongoing basis, which is intended to represent the current likelihood of project success, i.e., FDA approval. This is a quantitative calculation based on the stage of development and the complexity of the project, and it is highly correlated with the project's phase of development. PTS is periodically adjusted to reflect actual experiences over a reasonable period of time.

     - Status compared to Baseline Model: We developed a baseline model which allocated percentages of a standard development project to each major phase of the project based on our experience. We then overlaid the time-based status of each project to this baseline model, in order to calculate a percentage complete for each project.

     - Management's Estimate of Percentage Complete: Below is a list of the projects and their estimated percentage complete included in the in-process research and development charge related to the Redemption:

                                 -----------------------------------------------------------------------------------
                                                                          AS OF THE REDEMPTION DATE, JUNE 30, 1999
                                                                        --------------------------------------------
                                                                          PHASE OF        SUBSTANTIAL
            PROJECT                     DESCRIPTION/INDICATION           DEVELOPMENT    COMPLETION DATE   % COMPLETE
            -------              ------------------------------------   -------------   ---------------   ----------
Nutropin Depot                   long-acting dosage form of             Awaiting             2000              85%
                                 recombinant growth hormone             Regulatory
                                                                        Approval
TNKase second generation t-PA    acute myocardial infarction            Awaiting             2000              90%
                                                                        Regulatory
                                                                        Approval
Anti-IgE antibody                allergic asthma, seasonal allergic     Phase III            2001              75%
                                 rhinitis
Pulmozyme                        early-stage cystic fibrosis            Phase III            2003              75%
Dornase alfa AERx(TM) Delivery   cystic fibrosis                        Preparing for        2003              45%
  System                                                                clinical
                                                                        testing
Rituxan antibody                 intermediate- and high-grade           Phase III            2004              60%
                                 non-Hodgkin's lymphoma
Xubix (sibrafiban) oral          orally administered inhibitor of       Phase III            2000              65%
  IIb/IIIa antagonist            platelet aggregation
Activase t-PA                    intravenous catheter clearance         Preparing for        1999              90%
                                                                        Phase III
Anti-CD11a antibody (hull24)     psoriasis                              Preparing for        2003              50%
                                                                        Phase III
Herceptin antibody               adjuvant therapy for breast cancer     Preparing for        2007              45%
                                                                        Phase III
Thrombopoietin (TPO)             thrombocytopenia related to cancer     Preparing for        2002              55%
                                 treatment                              Phase III
Anti-CD18 antibody               acute myocardial infarction            Phase II             2004              55%
Anti-VEGF antibody               colorectal and lung cancer             Phase II             2003           35-40%
Herceptin antibody               other tumors                           Phase II             2004           40-45%
AMD Fab                          age-related macular degeneration       Preparing for        2004              20%
                                                                        Phase I
LDP-02                           inflammatory bowel disease             Phase Ib/IIa         2005              30%

We also identified five additional product programs that were at different stages of in-process research and development. As of June 30, 1999, the Redemption date, we estimated that these projects would be substantially complete in years 1999 through 2004. The percent completion for each of these additional programs ranged from an estimated 35% to 90%. These projects did not receive material allocations of the purchase price.

In addition, our in-process research and development at the Redemption date included a process technology program. The process technology program included the research and development of ideas and techniques that could improve the bulk production of antibodies, including cell culture productivity, and streamlined and improved recovery processes, and improvements in various areas of pharmaceutical manufacturing. We estimated that the process technology program was approximately 50% complete at the Redemption date.

The significant changes to the projects in the in-process research and development charge since the Redemption date as of December 31, 1999, include:

     - Nutropin Depot sustained-release growth hormone--project was substantially completed in 1999;

     - Anti-IgE antibody--project has moved from Phase III studies to preparing FDA filing;

     - Xubix (sibrafiban) oral IIb/IIIa antagonist--project has been discontinued;

     - Anti-VEGF antibody--project has moved from Phase II studies to preparing for Phase III studies; and

     - Dornase alfa AERx--project has moved to Phase IIa studies.

LIQUIDITY AND CAPITAL RESOURCES

                                                              -------------------------------------
                                                                       AS OF DECEMBER 31,
                                                              -------------------------------------
                                                                1999           1998          1997
                                                              ---------      --------      --------
In millions
Cash and cash equivalents, short-term investments and
  long-term marketable securities...........................  $1,957.4       $1,604.6      $1,286.5
Working capital.............................................     842.4          950.6         904.4
Cash provided by (used in):
  Operating activities......................................      (7.4)         349.9         118.3
  Investing activities......................................     (96.2)        (421.1)       (168.4)
  Financing activities......................................     160.2          107.9          87.3
Capital expenditures (included in investing activities
  above)....................................................     (95.0)         (88.1)       (154.9)

Current ratio...............................................   2.7 : 1        4.3 : 1       4.1 : 1

Cash generated from operations, income from investments and proceeds from stock issuances were used to pay for the cash-out of stock options related to the Redemption in 1999, to purchase marketable securities and to make capital and equity investments.

Capital expenditures in 1999 primarily consisted of equipment purchases and improvements to existing manufacturing and service facilities. Capital expenditures in 1998 included improvements to existing office and laboratory facilities and equipment purchases. In 1997, capital expenditures primarily included building improvements to existing manufacturing and office facilities and production systems.

We believe that our cash, cash equivalents and short-term investments, together with funds provided by operations and leasing arrangements, will be sufficient to meet our foreseeable operating cash requirements. In addition, we believe we could access additional funds from the debt and, under certain circumstances, capital markets. For more information, see "Risk Factors--A Variety of Factors Could Adversely Affect Our Cash Position."

Our long-term debt consists of $149.7 million of convertible subordinated debentures, with interest payable at 5%, due in 2002. As a result of the redemption of our special common stock, upon conversion, the holder receives, for each $74 in principal amount of debenture converted, $59.25 in cash, of which $18 will be reimbursed to us by Roche. Generally, we may redeem the debentures until maturity.

RESEARCH AND DEVELOPMENT

We are committed to aggressive research and development investment to discover and develop new products. We currently have several products in late-stage clinical testing and anticipate that our research and development expenses will continue at a high percentage of revenues over the short-term. Over the long-term, as revenues increase, research and development as a percent of revenues is expected to decrease.

INCOME TAX PROVISION

From the redemption of our special common stock in June 1999 until Roche completed its public offering of our common stock in October 1999, we were included in Roche's U.S. consolidated federal income tax group and included with Roche and/or one or more Roche subsidiaries in consolidated or combined income tax groups for certain state and local tax jurisdictions.

Genentech and Roche have entered into a tax sharing agreement. Pursuant to this agreement, Genentech and Roche are to make payments such that, with respect to the period during which Genentech is a member of a Roche consolidated or combined group, the net amount paid by us on account of consolidated or combined income taxes (including any amounts determined to be due as a result of a redetermination of the consolidated or combined income tax liability of a Roche group by reason of an audit by a taxing authority) will be determined as though we had filed separate, stand-alone federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns rather than a consolidated subsidiary of Roche. Such stand-alone tax returns will be prepared on a basis as if we were an independent taxpayer with no affiliation with Roche. For additional discussion of the tax sharing agreement, you should read "Relationship with Roche--Tax Sharing Agreement."

We expect our effective tax rate to increase in 1999 as a result of non-deductible goodwill amortization and a charge for in-process research and development and beyond 1999 for goodwill amortization.

MARKET RISK

We are exposed to market risk, including changes to interest rates, foreign currency exchange rates and equity investment prices. To reduce the volatility relating to these exposures, we enter into various derivative investment transactions pursuant to our investment and risk management policies and procedures in areas such as hedging and counterparty exposure practices. We do not use derivatives for speculative purposes.

A discussion of our accounting policies for financial instruments and further disclosures relating to financial instruments is included in the "Description of Business and Significant Accounting Policies" and the "Financial Instruments" notes in the notes to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference.

We maintain risk management control systems to monitor the risks associated with interest rates, foreign currency exchange rates and equity investment price changes, and its derivative and financial instrument positions. The risk management control systems use analytical techniques, including sensitivity analysis and market values. Though we intend for our risk management control systems to be comprehensive, there are inherent risks that may only be partially offset by our hedging programs should there be unfavorable movements in interest rates, foreign currency exchange rates or equity investment prices.

The estimated exposures discussed in our financial statements are intended to measure the maximum amount we could lose from adverse market movements in interest rates, foreign currency exchange rates and equity investment prices, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. The exposures to interest rate, foreign currency exchange rate and equity investment price changes are calculated based on proprietary modeling techniques from a Monte Carlo simulation value at risk model using a 30-day holding period and a 95% confidence level. The value at risk model assumes non-linear financial returns and generates potential paths various market prices could take and tracks the hypothetical performance of a portfolio under each scenario to approximate its financial return. The value at risk model takes into account correlations and diversification across market factors, including interest rates, foreign currencies and equity prices. Market volatilities and correlations are based on J.P. Morgan Riskmetrics(TM) dataset as of December 31, 1999.

INTEREST RATES

Our interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents, short-term investments, convertible preferred stock investments, convertible loans and long-term investments. To mitigate the impact of fluctuations in U.S. interest rates, we may enter into swap transactions, which involve the receipt of fixed rate interest and the payment of floating rate interest without the exchange of the underlying principal. By investing our cash in an amount equal to the notional amount of the swap contract, with a maturity date equal to the maturity date of the floating rate obligation, we hedge ourselves from any potential earnings impact due to changes in interest rates.

Based on our overall interest rate exposure at December 31, 1999 and December 31, 1998, including derivative and other interest rate sensitive instruments, a near-term change in interest rates, within a 95% confidence level based on historical interest rate movements, would not materially affect the fair value of interest rate sensitive instruments.

FOREIGN CURRENCY EXCHANGE RATES

We receive royalty revenues from licensees selling products in countries throughout the world. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which our licensed products are sold. We are exposed to changes in exchange rates in Europe, Asia (primarily Japan) and Canada. Our exposure to foreign exchange rates primarily exists with the euro. When the U.S. dollar strengthens against the currencies in these countries, the U.S. dollar value of non-U.S. dollar-based revenue decreases; when the U.S. dollar weakens, the U.S. dollar value of the non-U.S. dollar-based revenues increases. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect our royalty revenues as expressed in U.S. dollars. In addition, as part of its overall investment strategy, a portion of our portfolio is primarily in non-dollar denominated investments. As a result, we are exposed to changes in the exchange rates of the countries in which these non-dollar denominated investments are made.

To mitigate this risk, we hedge certain of our anticipated revenues by purchasing option contracts with expiration dates and amounts of currency that are based on 25% to 90% of probable future revenues so that the potential adverse impact of movements in currency exchange rates on the non-dollar denominated revenues will be at least partly offset by an associated increase in the value of the option. Currently, the duration of these options is generally one to three years. We may also enter into foreign currency forward contracts to lock in the dollar value of a portion of these anticipated revenues. The duration of these forward contracts is generally less than one year. Also, to hedge the non-dollar denominated investments in the portfolio, we also enter into forward contracts.

Based on our overall currency rate exposure at December 31, 1999 and December 31, 1998, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates within a 95% confidence level based on historical currency rate movements, would not materially affect the fair value of foreign currency sensitive instruments.

EQUITY INVESTMENT SECURITIES

As part of our strategic alliance efforts, we invest in equity instruments of biotechnology companies that are subject to fluctuations from market value changes in stock prices. To mitigate this risk, certain equity securities are hedged with costless collars. A costless collar is a purchased put option and a written call option in which the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments at the time of purchase. The purchased put protects us from a decline in the market value of the security below a certain minimum level (the put "strike" level); while the call effectively limits our potential to benefit from an increase in the market value of the security above a certain maximum level (the call "strike" level). In addition, as part of our strategic alliance efforts, we hold dividend bearing convertible preferred stock and have made interest bearing loans that are convertible into the equity securities of the debtor.

Based on our overall exposure to fluctuations from market value changes in marketable equity prices at December 31, 1999, a near-term change in equity prices within a 95% confidence level based on historic volatilities could result in a potential loss in fair value of the equity securities portfolio of $43.2 million. However, the change in 1999 has resulted in a material benefit to our consolidated financial statements.

NEW ACCOUNTING STANDARD

In July 1999, the Financial Accounting Standards Board announced the delay of the effective date of Statement of Financial Accounting Standards ("FAS") 133, "Accounting for Derivative Instruments and Hedging Activities," for one year, to the first quarter of 2001 (its effective date had been set as the first quarter of 2000).

FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for, depending on the use of the derivative and whether it qualifies for hedge accounting under FAS 133. Based on the requirements of FAS 133, there may be changes to the balance sheet and reported assets and liabilities. We are currently evaluating the impact of FAS 133 on our financial position and results of operations.

                                    BUSINESS

Genentech is a leading biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. Thirteen of the approved products of biotechnology stem from our science. Science at Genentech focuses primarily on two areas of medicine: cardiovascular and oncology. We also pursue projects where there exists a significant opportunity to fill a therapeutic void in other important areas of medicine, such as our growth hormone products.

PRODUCTS

We manufacture and market seven products directly in the United States. In addition, we have received regulatory approval to market Nutropin Depot and we expect to launch this product in the first half of 2000. Our products are:

     - Herceptin (trastuzumab) antibody for the treatment of patients with metastatic breast cancer whose tumors overexpress the HER2 protein and who have received one or more chemotherapy regimens. Herceptin, in combination with Taxol(R), is indicated for the treatment of patients with metastatic breast cancer whose tumors overexpress the HER2 protein and who have not received chemotherapy for their metastatic disease;

     - Rituxan (rituximab) antibody for the treatment of patients with relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma, a cancer of the immune system;

     - Activase (alteplase, recombinant) t-PA for the treatment of heart attack, acute ischemic stroke within three hours of the onset of symptoms, and acute massive pulmonary embolism;

     - Protropin (somatrem for injection) for the treatment of growth hormone deficiency in children;

     - Nutropin (somatropin (rDNA origin) for injection) growth hormone for the treatment of growth hormone deficiency in children and adults, growth failure associated with chronic renal insufficiency prior to kidney transplantation and short stature associated with Turner syndrome;

     - Nutropin AQ (somatropin (rDNA origin)) liquid formulation growth hormone for the same indications as Nutropin;

     - Pulmozyme (dornase alfa, recombinant) inhalation solution for the management of cystic fibrosis, in conjunction with standard therapies to improve lung function and reduce the relative risk of respiratory tract infections requiring parenteral antibiotics; and

     - Nutropin Depot (somatropin (rDNA origin) for injectable suspension) encapsulated sustained-release growth hormone for the treatment of pediatric growth hormone deficiency.

We receive royalties on sales of rituximab outside of the United States (excluding Japan), on sales of Pulmozyme and Herceptin outside of the United States and on sales of certain products in Canada from Hoffmann-La Roche. We receive royalties on sales of growth hormone products and t-PA outside of the Unites States and Canada and on sales of rituximab in Japan through other licenses. We also receive worldwide royalties on seven additional licensed products that are marketed by other companies. Six of these products originated from our technology.

Herceptin

In September 1998, we received FDA approval to market Herceptin in the United States for use as first line therapy in combination with Taxol and as a single agent in second and third line therapy in patients with metastatic breast cancer who have tumors that overexpress the HER2 protein.

Herceptin is the first humanized monoclonal antibody for the treatment of HER2 overexpressing metastatic breast cancer and the second U.S. approval in this new class of monoclonal antibody biotherapeutic cancer drugs. The first was Rituxan, which was approved in November 1997. We have granted Hoffmann-La Roche exclusive marketing rights to Herceptin outside of the United States.

In September 1999, Hoffmann-La Roche announced it had obtained authorization to sell Herceptin in Switzerland as a treatment for breast cancer. This is the product's first European approval and comes shortly after authorization of the product in Canada for treatment of metastatic or advanced breast cancer, alone, and in combination with Taxol (paxlitaxel), a product made by Bristol Myers Squibb. Recent clinical data indicates that Herceptin combined with chemotherapy, including Taxol, improves survival by 25% over chemotherapy alone in women with metastatic breast cancers that over express the HER2 proteins.

Rituxan

Rituxan is marketed in the United States for the treatment of relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma, a cancer of the immune system. Rituxan was co-developed with IDEC, from whom we license Rituxan. In November 1997, Rituxan was cleared for marketing in the United States by the FDA. Rituxan was the first monoclonal antibody approved in the United States to treat cancer. We are jointly promoting Rituxan with IDEC in the United States and until recently, we shared responsibility with IDEC for manufacturing the product. By the end of the end of the third quarter of 1999, IDEC transferred all bulk manufacturing responsibilities for rituximab to us. Hoffmann-La Roche is responsible for marketing MabThera (rituximab) in the rest of the world, excluding Japan.

In 1999, we and IDEC, in consultation with the FDA, updated the warning section of the package insert for Rituxan to include information on infusion-related reactions and cardiovascular events. IDEC filed a supplemental BLA in October 1999 relating to use of Rituxan in expanded dosing for the treatment of B-cell non-Hodgkin's lymphoma, including retreatment, dosing with eight infusions and for the treatment of patients with bulky disease.

Activase

Tissue plasminogen activator, or t-PA, is an enzyme that is produced naturally by the body to dissolve blood clots. However, when a blood clot obstructs blood flow in the coronary artery and causes a heart attack, the body is unable to produce enough t-PA to dissolve the clot rapidly enough to prevent damage to the heart. We produce Activase, a recombinant form of t-PA, in sufficient quantity for therapeutic use. The FDA approved Activase for marketing in the United States in 1987 for the treatment of acute myocardial infarction (heart attack); in 1990 for use in the treatment of acute pulmonary embolism (blood clots in the lungs); and in June 1996 for the treatment of acute ischemic stroke or brain attack (blood clots in the brain) within three hours of symptom onset.

In exchange for royalty payments, we have licensed marketing rights to a recombinant t-PA in Japan to Kyowa Hakko Kogyo, Ltd., or Kyowa, and Mitsubishi Kasei Corporation, or Mitsubishi. Kyowa and Mitsubishi are marketing forms of a recombinant t-PA under the trademarks Activacin(R) and GRTPA(R), respectively. In a number of countries outside of the United States, Canada and Japan, we have licensed t-PA marketing and manufacturing rights to Boehringer Ingelheim. We have also licensed certain rights to Boehringer Ingelheim regarding future sales of a second generation t-PA, TNKase. On July 30, 1999, we made U.S. regulatory filings seeking marketing approval for TNKase, and we are currently awaiting regulatory clearance. Boehringer Ingelheim, which markets a recombinant t-PA under the trademark Actilyse(R), filed a marketing application for TNKase with European regulatory authorities in September 1999.

Protropin

Human growth hormone is a naturally occurring human protein produced in the pituitary gland that regulates metabolism and is responsible for growth in children. We developed a recombinant growth hormone product, Protropin, that was approved by the FDA in 1985 for marketing in the United States for the treatment of growth hormone inadequacy in children.

In exchange for royalty payments, we licensed rights to recombinant growth hormone outside the United States and Canada to Pharmacia & Upjohn, which manufactures and markets recombinant growth hormone under the trademarks Somatonorm(TM) and Genotropin(TM). Under the terms of the agreement with Pharmacia & Upjohn, commencing in late 1995, we have the right to sell growth hormone in most European countries and Japan and Pharmacia & Upjohn has the right to sell its own growth hormone in the United States and Canada.

Nutropin

Nutropin is a human growth hormone similar to Protropin; however, it does not have the additional N-terminal amino acid, methionine, found in the Protropin chemical structure. Nutropin was approved in November 1993 and launched in January 1994 for marketing in the United States for the treatment of growth failure in children associated with chronic renal insufficiency up to the time of renal transplantation. Chronic renal insufficiency causes irreversible damage to the kidneys and a variety of other medical problems. The condition affects an estimated 3,000 children in the United States. Nutropin has been designated as a U.S. Orphan Drug for treatment of growth failure in children with chronic renal insufficiency. This status will terminate in November 2000. Nutropin was approved by the FDA in March 1994 for marketing for the treatment of growth hormone inadequacy in children. In December 1996, the FDA approved Nutropin for the treatment of short stature associated with Turner syndrome. In December 1997, we received FDA approval to market Nutropin for the treatment of growth hormone deficiency in adults.

Nutropin AQ

In December 1995, we received regulatory approval to market Nutropin AQ, a liquid formulation of Nutropin, aimed at providing improved convenience in administration. Nutropin AQ is the first and only liquid (aqueous) recombinant human growth hormone product available in the United States. Nutropin AQ was approved for the treatment of growth hormone inadequacy in children, growth hormone failure in children associated with chronic renal insufficiency to the time of renal transplantation and short stature associated with Turner syndrome. In December 1997, we received FDA approval to market Nutropin AQ for the treatment of growth hormone deficiency in adults.

Nutropin Depot

In December 1999, we received regulatory approval to market Nutropin Depot (somatropin (rDNA origin) for injectable suspension), the first long-acting dosage form of recombinant growth hormone. We expect to launch this product during the first half of 2000. Nutropin Depot is a long-acting form of our recombinant human growth hormone using ProLease(R), an injectable extended-release drug delivery system, which was developed by our partner Alkermes Controlled Therapeutics, Inc., or Alkermes. This new formulation was designed to reduce the frequency of injections by encapsulating the drug in biodegradable microspheres.

During the first quarter of 1999, we entered into an agreement with Schwarz Pharma AG for the development and distribution of Nutropin AQ and Nutropin Depot for the treatment of certain pediatric and adult growth disorders in Europe and certain other countries outside of the United States, Canada and Japan. With our partner Alkermes, we have agreed to manufacture these products for sale by Schwarz Pharma. Schwarz Pharma filed for European marketing approval of Nutropin Depot on February 17, 2000. The agreement also entitles us to receive additional benchmark payments upon Schwarz Pharma's achievement of certain product development milestones. As part of our strategic alliance formed with Sumitomo Pharmaceutical, Inc., or Sumitomo, in December 1997, we have agreed to provide Sumitomo exclusive rights to develop, import and distribute Nutropin AQ and Nutropin Depot in Japan.

Pulmozyme

Pulmozyme is marketed in the United States for the management of cystic fibrosis, for which it has U.S. Orphan Drug designation. This status will terminate in December 2000. It was first approved for use in 1993. In November 1996, Pulmozyme was cleared for marketing by the FDA for the management of cystic fibrosis patients with advanced disease. In February 1998, we received approval from the FDA for a label extension that includes the safety and alternative administration of Pulmozyme in children with cystic fibrosis under the age of five, adding to the product's previous approvals for patients five years of age and older.


On March 13, 2000, we voluntarily issued an important drug notification regarding a defect in the packaging of Pulmozyme. During a quality assurance inspection, we discovered that a small puncture may be present in approximately one of every 1,700 ampules of Pulmozyme, potentially causing the ampule to leak. We are working with the FDA and we are in the process of informing wholesalers, retailers and physicians. We believe that the possible leaks are unlikely to cause adverse health effects, but we are asking physicians to advise patients that ampules with leaks should not be used and should be returned to us. We have implemented corrective actions to prevent recurrence of this defect, and we do not foresee a disruption in the product supply.


Actimmune

Actimmune interferon gamma-lb is approved in the United States for the treatment of chronic granulomatous disease, a rare, inherited disorder of the immune system that affects an estimated 250 to 400 Americans. During the quarter ended June 30, 1998, we licensed U.S. marketing and development rights to interferon gamma, including Actimmune, to Connetics Corporation in return for a royalty on net sales. Thereafter, Connetics sublicensed all of its rights to InterMune Pharmaceuticals, Inc., or InterMune. After a transition period, as of January 1999, we no longer sell Actimmune. We have agreed to supply bulk materials to InterMune at cost plus a mark-up. In February 2000, the FDA approved Actimmune as a treatment to delay the time to disease progression in patients with severe, malignant osteopetrosis. We receive royalty payments from Boehringer Ingelheim from the sale of interferon gamma in certain countries outside of the United States, Canada, Japan and The People's Republic of China.

LICENSED PRODUCTS

In addition to the royalties mentioned above, Genentech also receives royalties on the following products:

                  PRODUCT                   TRADEMARK                                   COMPANY
                  -------                   ---------                                   -------
Human growth hormone                        Humatrope                     Eli Lilly and Company
Recombinant interferon alpha                Roferon-A                     Hoffmann-La Roche
Hepatitis B vaccine                         Recombivax                    Merck and Company, Inc.
Hepatitis B vaccine                         Engerix-B                     SmithKline Beecham Biologicals S.A.
Factor VIII                                 Kogenate                      Bayer Corporation
Bovine growth hormone                       Posilac                       Monsanto Company
Interferon gamma-1b                         Actimmune                     InterMune Pharmaceuticals, Inc.
Soluble TNF receptor                        Enbrel                        Immunex Corporation

PRODUCTS IN DEVELOPMENT

A number of other products are in various stages of research and development. Our product development efforts cover a wide range of medical conditions, including cancer, respiratory disorders, cardiovascular diseases, endocrine disorders and inflammatory and immune problems.

Below is a summary of products in clinical development:

               PRODUCT                                         DESCRIPTION
               -------                                         -----------
Awaiting Regulatory Approval

     TNKase second generation t-PA     A second generation t-PA that is a selectively mutated
                                       version of a wild-type t-PA. This t-PA version may be faster acting and easier to administer, and may restore blood flow faster. On July 30, 1999, we made U.S. regulatory filings
                                       seeking marketing approval for TNKase. These filings were
                                       accepted by the FDA and we are currently awaiting regulatory clearance. This product is being developed in collaboration with Boehringer Ingelheim, which filed a marketing
                                       application with European regulatory authorities in
                                       September 1999.
Preparing Regulatory Filings

     Anti-IgE (rhuMab E25) antibody    An anti-IgE monoclonal antibody designed to interfere early in the process that leads to symptoms of allergic asthma and seasonal allergic rhinitis. This product is being developed in collaboration with Novartis Pharmaceuticals Corporation, or Novartis, and Tanox, Inc. Phase III clinical trials have been completed in patients with allergic asthma and in
                                       patients with seasonal allergic rhinitis.
Phase III

     Anti-CD11a (hull24) antibody      An antibody designed to block certain immune cells as a
                                       potential treatment for moderate to severe psoriasis. We are currently conducting a Phase III trial in psoriasis. We are developing this product in collaboration with Xoma
                                       Corporation.

     Activase t-PA                     A protein that is an approved treatment for heart attack,
                                       acute ischemic stroke within three hours of symptom onset
                                       and acute massive pulmonary embolism. We are conducting
                                       Phase III trials of this product for intravenous catheter
                                       clearance.
     Pulmozyme inhalation solution     A recombinant human protein that is an approved treatment
                                       for the management of cystic fibrosis. We are conducting a trial to determine the effect of Pulmozyme on pulmonary
                                       function in patients with early-stage cystic fibrosis.

               PRODUCT                                         DESCRIPTION
               -------                                         -----------
     Rituxan antibody                  A monoclonal antibody approved for the treatment of relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma, a cancer of the immune system. We
                                       are in Phase III clinical trials for the treatment of
                                       intermediate- and high-grade non-Hodgkin's lymphoma. This
                                       product is being developed in collaboration with IDEC. The
                                       FDA has indicated its acceptance of our proposed plan for
                                       Phase III trials.
     Tezosentan                        An endothelin receptor antagonist that is being developed
                                       for the potential treatment of acute heart failure. The
                                       development effort is being led by our partner Actelion,
                                       which licensed tezosentan from Hoffmann-La Roche in 1998.
     Thrombopoietin (TPO)              A protein that is being studied for treatment of
                                       thrombocytopenia, a reduction in clot-inducing platelets, in cancer patients treated with chemotherapy. This molecule has been exclusively licensed to Pharmacia & Upjohn.
Preparing for Phase III trials
     Anti-VEGF antibody                An antibody developed to inhibit angiogenesis (the formation of new blood vessels) as a potential treatment for several types of solid-tumor cancers. We are currently preparing for
                                       Phase III trials in patients with colorectal cancer and
                                       non-small cell lung cancer. Phase II trials are ongoing in patients with breast cancer and renal cell carcinoma. In
                                       pre-clinical studies, the anti-VEGF antibody resulted in
                                       decreased vascularization and a decline in growth and
                                       metastasis of a variety of solid tumors.

     Herceptin antibody                An antibody that is an approved treatment for metastatic
                                       breast cancer. In collaboration with Hoffmann-La Roche and
                                       U.S. national cooperative groups, we are preparing for Phase
                                       III trials for adjuvant treatment of early-stage breast
                                       cancer in patients who overexpress the HER2 protein.
Phase II

     Anti-CD18 antibody                An antibody designed to block certain immune cells that may impact blood flow. We are conducting Phase II clinical
                                       trials aimed at increasing blood flow in patients with acute myocardial infarction.
     Herceptin antibody                An antibody that is an approved treatment for metastatic
                                       breast cancer. Herceptin will also be evaluated for broader application in other tumor types in which the HER2 protein is overexpressed. We are planning to conduct Phase II
                                       studies alone or in collaboration with Hoffmann-La Roche,
                                       the National Cancer Institute or other clinical research
                                       groups.
     Dornase alfa inhalation solution  A recombinant human protein used for the management of with Aradigm's delivery system  cystic fibrosis. Aradigm Corporation filed an IND. in
                                       December, 1999 and recently began a Phase IIa clinical trial of dornase alfa delivery via Aradigm's AERx(TM) delivery
                                       system.
     LDP-02 antibody                   A monoclonal antibody for the treatment of inflammatory
                                       bowel diseases. This product is licensed from and being
                                       developed in collaboration with Millennium Pharmaceuticals,
                                       Inc., or Millennium. Millennium recently began a Phase II
                                       clinical trial in patients with Crohn's disease. Phase II
                                       trials are being planned for patients with ulcerative
                                       colitis.
     INS365                            A second generation P2Y2 agonist, for the potential
                                       treatment of patients with chronic bronchitis. We are
                                       currently initiating a Phase IIa study in collaboration with
                                       Inspire.
     TNKase second generation t-PA     A second generation t-PA that is a selectively mutated
                                       version of wild-type t-PA. TNKase is being studied in
                                       combination with Integrilin(R) antiplatelet agent in
                                       patients with acute myocardial infarction through a
                                       collaboration among Genentech, COR Therapeutics, Inc. and
                                       Schering-Plough Corporation. COR Therapeutics and Schering-
                                       Plough are worldwide partners for Integrilin, and the two
                                       companies market and sell the drug in the United States.
                                       Schering-Plough also markets Integrilin in Europe, and COR
                                       Therapeutics has the right to co-promote Integrilin in
                                       Europe at a later date.

               PRODUCT                                         DESCRIPTION
               -------                                         -----------
Phase I
     AMD Fab                           A customized fragment of an anti-VEGF antibody for the
                                       potential treatment of age-related macular degeneration, or
                                       AMD. In this condition, excessive blood vessel growth in the retina of the eye can lead to blindness. On October 6, 1999, we filed an IND for AMD Fab, and we are currently conducting
                                       Phase I clinical trials.
Preparing for Phase I trials
     APO2 Ligand/TRAIL                 A protein, also known as tumor necrosis factor-related
                                       apoptosis-inducing ligand, for the potential treatment of
                                       cancer. We are currently preparing for Phase I clinical
                                       trials for this product, which we are developing in
                                       collaboration with Immunex Corporation.

     Anti-CD11a (hu1124) antibody      An antibody designed to block certain immune cell function to prevent solid organ transplant rejection. Our
                                       collaborator, Xoma, has filed an IND for this indication and is preparing to initiate Phase I clinical trials for this
                                       product.

In conjunction with our amended and restated licensing agreement with Hoffmann-LaRoche in July 1999, Hoffmann-LaRoche was granted an option until at least 2015 for licenses to use and sell certain of our products in non-U.S. markets. See "--Licensing Agreements with F. Hoffmann-LaRoche Ltd." below.

In general, with respect to our products, Hoffmann-La Roche pays us a royalty on aggregate sales outside of the United States. Hoffmann-La Roche has rights to, and pays us royalties for, Canadian sales of Activase, Protropin, Nutropin, Nutropin AQ, Pulmozyme, Actimmune and Rituxan, sales of rituximab outside of the United States, excluding Japan, and sales of Pulmozyme and Herceptin outside of the United States. We supply these products to Hoffmann-La Roche, and have agreed to supply the products for which Hoffmann-La Roche has exercised its option, for sales outside of the United States.

In addition to the products described above, we are working on additional products and new indications for currently marketed products. Also, we retain certain rights to gp120, a recombinant form of the gp120 envelope glycoprotein of human immunodeficiency virus, which may serve as the basis for the development of a prophylactic HIV/AIDS vaccine. Under a license agreement entered into with VaxGen, Inc., we are responsible for supplying specified amounts of clinical quantities of gp120 and we have an option to supply additional clinical supplies. VaxGen is responsible for conducting all clinical trials necessary for worldwide product approvals. Currently, VaxGen is conducting Phase III trials with gp120. We have separate options for worldwide marketing rights and commercial supply of gp120 in the event that gp120 is approved as an AIDS vaccine.

In May 1999, we entered into a license and collaboration agreement with Aradigm Corporation to develop an advanced pulmonary delivery system for our Pulmozyme product in the United States. As part of the agreement, we agreed to provide Aradigm a loan of up to $10.4 million for development costs. As of December 31, 1999, Aradigm's outstanding loan was $2.3 million.

In November 1997, we entered into a research collaboration agreement with CuraGen Corporation, whereby we made a $5.0 million equity investment in Curagen and agreed to provide a convertible equity loan to CuraGen of up to $26.0 million. In October 1999, CuraGen exercised its right to borrow $16.0 million. Simultaneously, with this draw down, CuraGen repaid the loan by issuing 977,636 shares of CuraGen stock valued at $16.37 per share at such issuance, or an aggregate of $16.0 million. At December 31, 1999, there were no outstanding loans to CuraGen.

In December 1997, we entered into a collaboration agreement with Alteon Inc. to develop and market pimagedine, an advanced glycosylation end-product formation inhibitor to treat kidney disease in diabetic patients, and invested $37.5 million in Alteon stock. In 1998, as a result of the decline in Alteon's stock value and the unsuccessful clinical trials with pimagedine, we wrote down $24.2 million of our investment in Alteon. In 1999, due to the continued decline of Alteon's stock value and unsuccessful negotiations with Alteon, we wrote-off our remaining $10.8 million investment in Alteon.

In December 1997, we entered into a collaborative agreement with Millennium to develop and commercialize Millennium's LDP-02, a humanized monoclonal antibody for the potential treatment of inflammatory bowel diseases. Under the terms of the agreement, we made a $4.0 million equity investment in Millennium and have agreed to provide a convertible equity loan for approximately $15.0 million to fund Phase II development costs. Upon successful completion of Phase II, if Millennium agrees to fund 25% of Phase III development costs, we have agreed to provide a second loan to Millennium for such funding. As of December 31, 1999, there were no outstanding loans to Millennium.

In May 1999, we entered into a license agreement with Immunex whereby we granted to Immunex a worldwide, co-exclusive license under our immunoadhesin patents to make, use and sell Enbrel, Immunex's product to treat moderately to severely active rheumatoid arthritis. Immunex paid us an initial license fee and has agreed to pay royalties on sales of Enbrel from November 6, 1998, which was the date of product launch, through the life of our patents.

On August 6, 1999, Hoffmann-La Roche announced that the preliminary results from its Phase III trial of Xubix had not shown that Xubix was better than aspirin in preventing recurrent ischemic events in patients suffering from acute coronary syndrome. Hoffmann-La Roche has terminated its development of Xubix based on these unsuccessful results.

DISTRIBUTION

We have a U.S.-based pharmaceutical marketing, sales and distribution organization. Our sales efforts are focused on specialist physicians based at major medical centers in the United States. In general, our products are sold to distributors or directly to hospital pharmacies or medical centers. We utilize common pharmaceutical company marketing techniques, including advertisements, professional symposia, direct mail, public relations and other methods.

Our products are available at no charge to qualified patients under our uninsured patient programs in the United States. We have established the Genentech Endowment for Cystic Fibrosis so qualified cystic fibrosis patients in the United States who need Pulmozyme can gain assistance in obtaining it.

During 1999, we provided certain marketing programs relating to Activase, including comprehensive wastage replacement and expired product programs for Activase that, subject to specific conditions, provides customers the right to return Activase to us for replacement related to both patient-related product wastage and product expiration. We maintain the right to renew, modify or discontinue the above programs.

Hoffmann-La Roche contributed approximately 7% of our total revenues in 1999, 11% in 1998 and 11% in 1997. Three other major customers, Caremark, Inc., Bergen Brunswig and Cardinal Distribution, Inc., each contributed 10% or more of our total revenues in at least one of the last three years. Caremark, a national distributor, did not contribute over 10% of our total revenues in 1999, although it accounted for 10% in 1998 and 14% in 1997 of our total revenues. Caremark primarily distributes our growth hormone products through its extensive branch network and is then reimbursed through a variety of sources. Bergen Brunswig, a national wholesale distributor of all of our products, contributed 14% in 1999, 11% in 1998 and 10% in 1997 of our total revenues. Cardinal Distribution, Inc., a national wholesale distributor of all our products, contributed 13% in 1999 and 11% in 1998 of our total revenues but it did not contribute over 10% of total revenues in 1997.

LICENSING AGREEMENTS WITH F. HOFFMANN-LA ROCHE LTD

We currently have two major licensing agreements with Hoffmann-La Roche.

Herceptin Licensing Agreement

On July 6, 1998, we entered into an agreement with Hoffmann-La Roche to provide Hoffmann-La Roche exclusive marketing rights outside of the United States for Herceptin. Under the agreement, Hoffmann-La Roche paid $40.0 million to us and has agreed to pay cash milestones tied to future product development activities, to contribute equally with us up to a maximum of $40.0 million on global development costs and to make royalty payments of 20% on aggregate net product sales outside the United States up to $500 million in each calendar year and 22.5% on such sales in excess of $500 million in each calendar year.

Amended and Restated Licensing Agreement

Summary of Key Changes: Under an agreement dated October 25, 1995, we granted to Hoffmann-La Roche an option for ten years for licenses to use and sell some of our products in non-U.S. markets. In July 1999, we amended this licensing agreement with Hoffmann-La Roche by extending until at least 2015 Hoffmann-La Roche's option to license to use and sell products in non-U.S. markets. Other key changes to the license agreement are summarized as follows:

     - Hoffmann-La Roche may choose to exercise its option at the end of a Phase III trial, if it pays a $10 million fee to us to extend its option on the product;

     - if Hoffmann-La Roche exercises its option after the completion of a Phase III trial, Hoffmann-La Roche will reimburse us for 75% of our development costs incurred after the completion of the Phase II trial through the completion of the Phase III trial, and 50% of our development costs incurred before completion of the Phase II trial. Subsequent development costs for other indications will be shared 75%/25% by Hoffmann-La Roche and Genentech;

     - on each Genentech Product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, we will receive a royalty of 15% on all sales until the later in each country of the expiration of our relevant patent or 25 years from the first commercial introduction; however, $5 million of any option extension fee paid by Hoffmann-La Roche shall be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceeds $100 million;

     - Hoffmann-La Roche will have the right to manufacture our products itself if it can demonstrate that it is able to manufacture products at a lower price than our supply price, if we are not able to supply Hoffmann-La Roche's commercial requirements or if we intend to have a third party manufacture the product;

     - Hoffmann-La Roche will have the right to terminate a license for a product upon 30 days notice;

     - if Hoffmann-La Roche terminates its license based on a good faith determination, after consultation with appropriate regulatory authorities in the relevant country, that the product cannot be approved for sale in one or more major European countries because of safety issues, Hoffmann-La Roche will be liable for all obligations incurred primarily to support registration outside the United States of that product for up to six months after the termination is given; and

     - if Hoffmann-La Roche terminates its license for other than safety reasons, Hoffmann-La Roche shall be liable for all of its obligations regarding the product for up to twelve months after the notice of termination.

General: Pursuant to our amended and restated licensing agreement with Hoffmann-La Roche, we have agreed to grant to Hoffmann-La Roche an exclusive patent, know-how and trademark license to use, sell and, under certain conditions, make in Canada (collectively, the "Canada Products"):

     - Activase tissue plasminogen activator;

     - Protropin and Nutropin human growth hormone;

     - Actimmune interferon gamma-1b; and

     - Pulmozyme inhalation solution.

We have also agreed to grant to Hoffmann-La Roche an exclusive patent, know-how and trademark license to use, sell and, under certain conditions, make Pulmozyme outside the United States (the "Roche Territory").

Except as noted below with respect to certain "in-licensed" products, the licensing agreement provides that we will grant to Hoffmann-La Roche an option for an exclusive patent, know-how and trademark license in the Roche Territory on a product-by-product basis to use, sell and, under certain circumstances, make other products for which we have rights or for which we have subsequently acquired rights ("Genentech Products"). We granted to Hoffmann-La Roche an option for an exclusive patent and know-how license outside the United States to use, sell and, under certain conditions, make products in-licensed from IDEC (such products being referred to as "IDEC Product"). Hoffmann-La Roche exercised its option with regard to Rituxan. In Canada, Hoffmann-La Roche's rights with respect to IDEC Product are subject to our preexisting co-promotion obligation for this product. Subject to the terms and conditions of any relevant license agreements and Hoffmann-La Roche's acceptance of those terms and conditions, we will grant to Hoffmann-La Roche an option for an exclusive patent and know-how license in the Roche Territory on a product-by-product basis to use, sell and, under certain circumstances, make other human pharmaceutical products for which we have acquired rights in the Roche Territory by means of a patent and/or know-how license from a third party ("In-Licensed Product").

Hoffmann-La Roche may exercise its option to license our products upon the occurrence of any of the following:

     - our decision to file an IND with the FDA for a product;

     - at completion of a Phase II trial for a product with results sufficient to support the undertaking of a Phase III trial; or

     - if Hoffmann-La Roche paid a fee of $10 million at completion of the Phase II trial to extend its option for that product, at completion of a Phase III trial for that product with results sufficient to support the filing of a BLA or NDA.

We must notify Hoffmann-La Roche and supply to Hoffmann-La Roche a reasonable summary of available information regarding a product, including data from any Phase II or Phase III trials, upon each of these events. Hoffmann-La Roche then has 60 days to exercise its option. Within 30 days of this notification, the joint commercialization committee described below must meet to review the results of any Phase II or Phase III trials and other relevant data. Within 60 days of this notification and receipt by Hoffmann-La Roche of the information regarding the product, Hoffmann-La Roche must either exercise its option for the product or irrevocably waive it for that particular option period. If Hoffmann-La Roche waives its option, we are permitted to develop and sell the product ourselves or with another party. Prior to our decision to file an IND exemption application with the FDA for a product, we retain authority to discontinue sole development of that product and, subject to the provisions of our affiliation agreement with Roche, to license that product to a third party. See "Relationship with Roche--Arrangements between Genentech and Roche--Licensing and Marketing Arrangements" below.

The options granted in the licensing agreement terminate on October 25, 2015, except for the following:

     - if Hoffmann-La Roche has paid to extend its option on a product, Hoffmann-La Roche will retain an option on that product upon completion of Phase III trials;

     - for a product for which we have decided to file an IND with the FDA but which has not yet reached completion of Phase II trials, Hoffmann-La Roche may exercise its option upon completion of Phase II trials; and

     - for a product for which a 60-day option exercise period had begun, Hoffmann-La Roche may exercise its option up until the end of that 60-day period.

We have the sole right outside the Roche Territory, and Hoffmann-La Roche has the sole right in the Roche Territory, to register, use, sell and market such products arising from our current collaborations with Hoffmann-La Roche on IIb/IIIa antagonists, other than Xubix, and ras farnesyltransferase inhibitors. All research efforts on these products will continue to be shared in an equal manner; no royalties on sales shall be due from either party to the other. The costs for development of certain products will be shared as described below under "--Development and Marketing."

The licensing agreement grants us an option to participate and share in the development and commercialization of Xubix within 30 days after approval of an NDA by the FDA. If exercised, we would reimburse Hoffmann-La Roche for 50% of its development costs (including Phase III development costs) incurred by Hoffmann-La Roche from and after May 1, 1997 through the date we exercised our option and for Phase III development costs incurred prior to May 1, 1997 and would pay an additional $25 million. If we exercise our option, we and Hoffmann-La Roche will negotiate and enter into a more detailed commercialization and development agreement. We would have co-exclusive rights with Hoffmann-La Roche in the United States to register, use, sell and market the products resulting from our collaboration on Xubix. Hoffmann-La Roche has terminated its development of Xubix based on unsuccessful results of a Phase III trial.

Commercialization Committees: To manage our collaborations with Hoffmann-La Roche, the licensing agreement provides for the establishment of four committees: a joint commercialization committee to provide a forum for the exchange of information about Genentech Products; a development committee to coordinate development efforts between us and Hoffmann-La Roche; a management committee to review annually the development and commercialization of all products covered by the licensing agreement; and a joint finance committee to discuss financial activities relating to the licensing agreement. We and Hoffmann-La Roche have reviewed the committee structure and intend to implement a simplified committee system.

Development and Marketing: Under the licensing agreement, we will have sole responsibility and full autonomy for the development and marketing of our products outside the Roche Territory, and also in the Roche Territory with respect to products for which Hoffmann-La Roche does not exercise its option for a license. Hoffmann-La Roche will have sole responsibility for the development and marketing of products in the Roche Territory for which it has been granted a license or exercised its option for a license.

Under the licensing agreement, Hoffmann-La Roche will, in general, reimburse us for 50% of our development costs, depending on the payment mechanism described below, incurred in connection with a product for which Hoffmann-La Roche has exercised its option for a license except that if Hoffmann-La Roche exercises its option to license a new product after receiving notice of the completion of a Phase III trial for that product, Hoffmann-La Roche will reimburse us for 75% of our development costs incurred between the time we gave notice of completion of Phase II trials and the exercise of its option, in addition to reimbursing us for 50% of our development costs incurred prior to notice of completion of Phase II trials. However,

$5 million of any option extension fee paid by Hoffmann-La Roche will be credited against our development costs to be reimbursed by Hoffmann-La Roche for that product.

The mechanism for reimbursement of our development costs incurred up to the date of Hoffmann-La Roche's exercise of its option for a product shall be, at our election and with Hoffmann-La Roche's consent, either of the following:

     - upon Hoffmann-La Roche's exercise of its option by payment in full of the appropriate percentage of the previously incurred development costs for that product or

     - by quarterly payments equal to 150% of prospective development costs for that product until the appropriate percentage of all previously incurred development costs for that product have been reimbursed.

If the option was exercised prior to completion of the product's Phase II trials, 50% of the global development costs incurred after Hoffmann-La Roche's exercise of its option shall be reimbursed by Hoffmann-La Roche on an ongoing basis. If the option was exercised after completion of the product's Phase II trials, 75% of the global development costs incurred after Hoffmann-La Roche's exercise of its option shall be reimbursed by Hoffmann-La Roche on an ongoing basis.

Once Hoffmann-La Roche has exercised an option to license a product, we will share the subsequent global development costs of that product equally, except as follows:

     - Hoffmann-La Roche will bear 10% of the global development costs incurred in connection with Canada Products on or after the date on which Hoffmann-La Roche exercises its option for a license on the product;

     - Hoffmann-La Roche will bear 60% of the global development costs incurred in connection with IGF-1 products for any diabetes indication on or after the date on which Hoffmann-La Roche exercises its option for a license on the product;

     - Hoffmann-La Roche will bear 60% of the global development costs incurred in connection with any NGF products on or after the date on which Hoffmann-La Roche exercises its option for a license on the product;

     - for any additional indications, new formulations or new dosing schedules of a product, we and Hoffmann-La Roche will share equally the subsequent global development costs, unless Hoffmann-La Roche exercised its option after completion of the Phase III trials, in which case Hoffmann-La Roche will bear 75% and we will bear 25% of the subsequent global development costs; and

     - if Hoffmann-La Roche exercises its option after completion of the Phase III trials, each company will bear its own subsequent global development costs for clinical development and registration for the indication that is the subject of these Phase III trials.

Production and Supply: Pursuant to the licensing agreement, we or our subsidiaries, as applicable, will manufacture and supply to Hoffmann-La Roche its clinical requirements of Genentech Products at cost and its commercial requirements at cost plus a margin of 20% on such cost. If Hoffmann-La Roche exercises its option with respect to any synthetic molecules other than proteins and peptides ("Small Molecule Products"), Hoffmann-La Roche will manufacture and supply to us clinical requirements of Small Molecule Products at cost and commercial requirements at cost plus a margin of 20% on such cost. In-Licensed Products will be manufactured and supplied to Hoffmann-La Roche, whether by us, the licensor or a third party, in a manner consistent with the license agreement for that product. Hoffmann-La Roche will bear the same percentage of costs associated with developing a manufacturing process for products licensed by Hoffmann-La Roche as Hoffmann-La Roche is required to bear with respect to the development of the product. We will pay that proportion of Hoffmann-La Roche's costs associated with developing a manufacturing process for a Small Molecule Product licensed by Hoffmann-La Roche that Genentech's expected revenues for sales of that product in the United States bears to expected worldwide sales of that product.

Hoffmann-La Roche will have the right to manufacture Genentech Products itself, in bulk form or in vial form, under any of the following circumstances:

     - if Hoffmann-La Roche can demonstrate that it is able to manufacture products in either of these forms at a lower price than our supply price;

     - if we are not able to, or it is foreseeable that we will not be in a position to, supply Hoffmann-La Roche's commercial requirements in the Roche Territory; or

     - if we intend to have a third party manufacture a product in these forms.

Under any of these circumstances, at Hoffmann-La Roche's request, we will provide Hoffmann-La Roche with all information and any support, at Hoffmann-La Roche's expense, needed to enable Hoffmann-La Roche to manufacture a product in these forms for use and sale in the Roche Territory, and we shall grant Hoffmann-La Roche any necessary licenses to do so.

Royalties and Other Payments: We will receive the following royalties on product sales from Hoffmann-La Roche:

     - on Pulmozyme, (x) a royalty of 20% on sales in countries that are or will become members of the European Union or the European Free Trade Association and in Canada and (y) in all other countries which are part of the Roche Territory, a royalty of 12.5% on the first $100 million in aggregate sales and thereafter a royalty of 15% on aggregate sales in excess of $100 million until the later in each country of the expiration of our last relevant patent or 25 years from first commercial introduction;

     - on Canada Products, a royalty of 20% on sales of each such product until the later of the expiration of our relevant patent in Canada or 25 years from October 25, 1995 (with respect to Activase, Hoffmann-La Roche will pay an additional 10% royalty on sales in each year that exceed 110% of 1994 Activase sales up to a total payment of $27 million);

     - on each Genentech Product for which Hoffmann-La Roche exercises its option upon either a decision to file an IND with the FDA or completion of the Phase II trials, a royalty of 12.5% on the first $100 million in aggregate sales and thereafter a royalty of 15% on aggregate sales in excess of $100 million until the later in each country of the expiration of our last relevant patent or 25 years from first commercial introduction;

     - on each Genentech Product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, a royalty of 15% on all sales until the later in each country of the expiration of our relevant patent or 25 years from the first commercial introduction; however, $5 million of any option extension fee paid by Hoffmann-La Roche shall be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceeds $100 million;

     - on IDEC Product, a royalty of 20% on sales for so long as we are paying royalties to IDEC on sales of IDEC Product and thereafter a royalty of 10% for aggregate annual sales of $75 million or less and 8% for aggregate annual sales in excess of $75 million until the later in each country of the expiration of our last relevant patent or 25 years from first commercial introduction;

     - on In-Licensed Products, a mutually agreeable royalty to be negotiated for each such product; and

     - on the expiration of any of the foregoing royalties, on a product for which Hoffmann-La Roche continues to use our trademark, a royalty of 2% on sales for so long as the trademark is used.

With respect to IDEC Product, Hoffmann-La Roche paid us $10 million and reimbursed us for 50% of some of our development costs and for certain one-time milestone payments that we were obligated to pay upon the occurrence of such milestones to IDEC.

Any of the foregoing royalties shall be renegotiated in good faith to make that royalty or rate significantly more economically viable for Hoffmann-La Roche if
(i) there exists a generically equivalent product competing with the product for which Hoffmann-La Roche pays royalties to us and (ii) the equivalent product has at least 25% of the market share for those products in that country.

Any of the foregoing royalties are subject to reductions in the event that Hoffmann-La Roche, together with its affiliates, hold less than 50% of our outstanding common stock.

Term and Termination: The licensing agreement expires for any individual product when royalties are no longer payable by Hoffmann-La Roche to us on sales of that product unless we and Hoffmann-La Roche agree to extend the licensing agreement for such product. Provisions for termination by Hoffmann-La Roche include the following:

     - Hoffmann-La Roche has the right to terminate a license for a product upon thirty days notice;

     - if Hoffmann-La Roche terminates its license based on a good faith determination, after consultation with appropriate regulatory authorities in the relevant country, that the product cannot be approved for sale in one or more major countries that either are or become members of the European Union or the European Free Trade Association because of

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

       safety issues, Hoffmann-La Roche shall be liable for all obligations incurred primarily to support registration in the Roche Territory of that product for up to six months after Hoffmann-La Roche terminates its license;

     - if Hoffmann-La Roche terminates its license for other than safety reasons, Hoffmann-La Roche shall be liable for all of its obligations regarding the product for up to twelve months after the termination notice is given or if Hoffmann-La Roche terminates its license after at least one Phase III clinical trial has been completed and the results of that trial are unable to support the registration of that product, or the results of other trials establish that further development would not provide data sufficient to support registration, Hoffmann-La Roche shall be liable for all of its obligations regarding the product for up to six months after the termination notice is given; and

     - if Hoffmann-La Roche terminates its license, all rights to the product revert to us.

If Hoffmann-La Roche fails to use its best efforts to commercialize a product in a country and fails to take adequate remedial measures within six months of notice, we may

     - terminate the agreement with respect to that product in that country if a registration has not been initiated; or

     - convert the exclusive license for that product in that country to a nonexclusive one if registration has been initiated.

We may terminate our development or commercialization at any time for any product which has been licensed to Hoffmann-La Roche, and such product will then be subject to the provisions of our affiliation agreement with Roche described under "Relationship with Roche--Arrangements between Genentech and Roche--Licensing and Marketing Arrangements," provided that if such termination is for reasons other than safety concerns, we will have an obligation for up to two years to provide Hoffmann-La Roche's clinical and commercial supply requirements. Either party may terminate the licensing agreement for the breach of a material obligation of the other. We may terminate Hoffmann-La Roche's option for a license for products if the equity ownership of Hoffmann-La Roche and its affiliates in our company is less than 50% at any time. If we terminate the license agreement for any product for any reason, Hoffmann-La Roche will have a royalty-free right and license to produce and supply all of its clinical and commercial supply requirements and we will be obligated to transfer to Hoffmann-La Roche all manufacturing technology with respect to that product. If Hoffmann-La Roche terminates its development or commercialization of a Small Molecule Product at any time, we will have a royalty-free right and license to produce and supply all of our clinical and commercial supply requirements and Hoffmann-La Roche will be obligated to transfer to us all manufacturing technology with respect to that product.

RAW MATERIALS

Raw materials and supplies required for the production of our principal products are generally available in quantities adequate to meet our needs.

PROPRIETARY TECHNOLOGY -- PATENTS AND TRADE SECRETS

We seek patents on inventions arising from our ongoing research and development activities. Patents issued or applied for cover inventions ranging from basic recombinant DNA techniques to processes relating to specific products and to the products themselves. We have either been granted patents or have patent applications pending that relate to a number of current and potential products including products licensed to others. We consider that in the aggregate our patent applications, patents and licenses under patents owned by third-parties are of material importance to our operations. Important legal issues remain to be resolved as to the extent and scope of available patent protection for biotechnology products and processes in the United States and other important markets outside of the United States. We expect that litigation will likely be necessary to determine the validity and scope of certain of our proprietary rights. We are currently involved in a number of patent lawsuits, as either a plaintiff or defendant, and administrative proceedings relating to the scope of protection of our patents and those of others. These lawsuits and proceedings may result in a significant commitment of our resources in the future. We cannot assure you that the patents we obtain or the unpatented proprietary technology we hold will afford us significant commercial protection.

In general, we have obtained licenses from various parties that we deem to be necessary or desirable for the manufacture, use or sale of our products. These licenses (both exclusive and non-exclusive) generally require us to pay royalties to the parties on product sales.

Our trademarks, Actimmune, Activase, Herceptin, Nutropin, Nutropin AQ, Nutropin Depot, Protropin, Pulmozyme, Rituxan and TNKase (licensed by Boehringer Ingelheim), in the aggregate are considered to be of material importance, and all are registered in the U.S. Patent and Trademark Office and in other countries, other than Nutropin Depot and TNKase, for which applications are pending with the U.S. Patent and Trademark Office.

Our royalty income for patent licenses, know-how and other related rights amounted to $189.3 million in 1999, $229.6 million in 1998 and $241.1 million in 1997. Royalty expenses were $88.8 million in 1999, $66.3 million in 1998 and $58.9 million in 1997.

COMPETITION

We face competition, and believe significant long-term competition can be expected, from large pharmaceutical companies and pharmaceutical divisions of chemical companies as well as biotechnology companies. This competition can be expected to become more intense as commercial applications for biotechnology products increase. Some competitors, primarily large pharmaceutical companies, have greater clinical, regulatory and marketing resources and experience than we do. Many of these companies have commercial arrangements with other companies in the biotechnology industry to supplement their own research capabilities.

The introduction of new products or the development of new processes by competitors or new information about existing products may result in price reductions or product replacements, even for products protected by patents. However, we believe our competitive position is enhanced by our commitment to research leading to the discovery and development of new products and manufacturing methods. Other factors that should help us meet competition include ancillary services provided to support our products, customer service, and dissemination of technical information to prescribers of our products and to the health care community, including payers.

Over the longer term, our and our collaborators' ability to successfully market current products, expand their usage and bring new products to the marketplace will depend on many factors, including but not limited to the effectiveness and safety of the products, FDA and foreign regulatory agencies' approvals for new indications, the degree of patent protection afforded to particular products, and the effect of managed care as an important purchaser of pharmaceutical products.

Herceptin

Herceptin is the first humanized monoclonal antibody for the treatment of HER2 overexpressing metastatic breast cancer and the second United States approval in this new class of monoclonal antibody biotherapeutic cancer drugs. The first was Rituxan. We are aware of other potentially competitive biologic therapies in development.

Rituxan

Rituxan received designation as a U.S. Orphan Drug by the FDA in 1994 for the treatment of relapsed or refracting low grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma. We are aware of other potentially competitive biologic therapies in development. Coulter is expected to file a revised BLA in 2000 for a product that would compete with our product Rituxan. We are aware of other potentially competitive biologic therapies for non-Hodgkin's lymphoma in development.

Activase

We continue to face competition in the thrombolytic market. Activase has lost market share and could lose additional market to Centocor Retavase; the resulting adverse effect on sales could be material. In addition, the market for thrombolytic therapy has declined as there is an increasing use of mechanical reperfusion in lieu of thrombolytic therapy for the treatment of acute myocardial infarction. In July 1999, we submitted U.S. regulatory filings seeking marketing approval for our second generation t-PA, TNKase, to be used in treating heart attack patients, and we are currently waiting for regulatory clearance.

We are aware of other companies actively pursuing the development for the U.S. market of nonrecombinant or recombinant t-PA or t-PA variants, and additional companies or combinations of companies pursuing the development of other types of potentially competitive thrombolytic agents.

Protropin, Nutropin, Nutropin AQ and Nutropin Depot

Lilly received FDA approval in 1987 to market its growth hormone product for treatment of growth hormone inadequacy in children. Three other companies--BTG, Novo Nordisk A/S and Pharmacia & Upjohn--received FDA approval in 1995 to

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

market their growth hormone products in the United States, although BTG has been preliminarily enjoined from selling its product in the United States. A fifth competitor, Serono Laboratories, Inc., received FDA approval in October 1996 to market its growth hormone product. In the first quarter of 1997, Serono, Novo and Pharmacia & Upjohn began selling their growth hormone products in the United States. On July 12, 1999, Novo announced the filing of an NDA for Norditropin(R) SimpleXx(TM), a liquid form of its recombinant somatropin product, seeking approval for the long-term treatment of children who have growth hormone failure due to inadequate secretion of endogenous growth hormone. In addition, four of our competitors have received approval to market their existing human growth hormone products in the United States for additional indications.

In December 1999, we received FDA approval for Nutropin Depot, the first long-acting dosage form of recombinant growth hormone for pediatric growth hormone deficiency. We expect to launch the product in the first half of 2000. We are not aware of any competing sustained release formulations of human growth hormone in clinical development.

Pulmozyme

Sales of Pulmozyme for the management of cystic fibrosis in the United States, Canada and some countries in Europe began in early 1994. In November 1996, Pulmozyme was cleared for marketing by the FDA for the management of cystic fibrosis patients with advanced disease; a condition that affects approximately 500 patients in the United States. In February 1998, we received approval from the FDA for a label extension that includes the safety and alternative administration of Pulmozyme in children under the age of five with cystic fibrosis. In accordance with our then existing licensing agreement with Roche, in the fourth quarter of 1995, Hoffmann-La Roche obtained exclusive rights to sell Pulmozyme outside of the United States, and we receive a royalty on such sales. We are not aware of any directly competing products in development.

GOVERNMENT REGULATION

Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of our products and in ongoing research and product development activities. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, our products are subject to rigorous preclinical and clinical testing and other premarket approval requirements by the FDA and regulatory authorities in other countries. Various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. We believe that we are currently in compliance with such statutes and regulations. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our business.

The activities required before a pharmaceutical product may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulations. The results of these studies must be submitted to the FDA as part of an IND application, which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile and the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specified disease in order to provide enough data to statistically evaluate the preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large scale, multicenter, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data to statistically evaluate the efficacy and safety of the product, as required by the FDA. The results of the preclinical and clinical testing of a chemical pharmaceutical product are then submitted to the FDA in the form of an NDA, or for a biological pharmaceutical product in the form of BLA, for approval to commence commercial sales. In responding to an NDA or a BLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. We can not assure you that any approval required by the FDA will be obtained on a timely basis, if at all.

Among the conditions for NDA or BLA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform on an ongoing basis with Good Manufacturing Practices, or GMP. Before approval of the BLA, the FDA will perform a prelicensing inspection of the facility to determine its compliance with GMP and other rules and regulations. In complying with GMP, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full compliance. After the establishment is licensed for the manufacture of any product, manufacturers are subject to periodic inspections by the FDA.

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

The requirements that we must satisfy to obtain regulatory approval by governmental agencies in other countries prior to commercialization of our products in such countries can be as rigorous, costly and uncertain.

We are also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research. We believe we are currently in compliance with all these laws and regulations. The extent of governmental regulation that might result from any legislative or administrative action cannot be accurately predicted.

The levels of revenues and profitability of biopharmaceutical companies may be affected by the continuing efforts of government and third party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability. In addition, in both the United States and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans. Third party payers are increasingly challenging the prices charged for medical products and services. We cannot assure you that any of our products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

RESEARCH AND DEVELOPMENT

A major portion of our operating expenses to date have been related to the research and development of products either on our own behalf or under contracts. During 1999, 1998 and 1997, our research and development expenses were $367.3 million, $396.2 million and $470.9 million, respectively.

Our research and development efforts have been the primary source of our products. We intend to maintain our strong commitment to research and development as an essential component of our product development effort. Licensed technology developed by outside parties is an additional source of potential products.

HUMAN RESOURCES

As of December 31, 1999, we had 3,883 employees.

ENVIRONMENT

We seek to comply with all applicable statutory and administrative requirements concerning environmental quality. We have made, and will continue to make, expenditures for environmental compliance and protection. Expenditures for compliance with environmental laws have not had and are not expected to have a material effect on our capital expenditures, results of operation, financial position or competitive position.

PROPERTIES

Our primary facilities are located in a research and industrial park in South San Francisco, California in both leased and owned properties. We currently occupy twenty-five buildings for our research and development, manufacturing, marketing and administrative activities. Fourteen of the buildings are owned property and eleven are leased. We have made and continue to make improvements to these properties to accommodate our growth. In addition, we own approximately 17 acres adjacent to our current facilities that may be used for future expansion. In 1995, we began development of a new manufacturing facility of approximately 300,000 square feet in Vacaville, California under an operating lease arrangement. The facility is operational and we expect to gain licensure by the second quarter of 2000. We also have leases for certain additional office facilities in several locations in the United States.

We believe our facilities are in good operating condition and that the real property owned or leased, combined with the new Vacaville site (currently awaiting FDA licensure), are adequate for all present and near term uses. Additional manufacturing capacity may be added in the South San Francisco or the Vacaville site dependent on the success of products in clinical trials. We believe any additional facilities could be obtained or constructed with our capital resources.
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

LEGAL PROCEEDINGS

We are party to various legal proceedings, including patent infringement litigation relating to our human growth hormone products and antibody products, licensing and contract disputes, and other matters. In 1990 and 1997, the Regents of the University of California, or UC, filed patent infringement lawsuits against us, alleging that the manufacture, use, and sale of our Protropin and Nutropin human growth hormone products infringe a patent known as the "Goodman patent" that is owned by UC. On November 19, 1999, we and UC announced a proposed settlement of those lawsuits, and on or about December 17, 1999, the parties entered into a definitive written agreement on the terms of the settlement. Under the terms of the settlement, Genentech paid UC $150 million and made a contribution in the amount of $50 million toward construction of the first biological sciences research building at the University of California, San Francisco Mission Bay campus, and Genentech and UC granted certain releases to one another and dismissed with prejudice the 1990 and 1997 patent infringement lawsuits and related appeals. Such amounts were included in other liabilities at December 31, 1999. The settlement resolves all outstanding litigation between Genentech and UC relating to our growth hormone products.

On May 28, 1999, Glaxo Wellcome Inc. filed a patent infringement lawsuit against us in the U.S. District Court in Delaware. The suit asserts that we infringe four U.S. patents owned by Glaxo Wellcome. Two of the patents relate to the use of specific kinds of monoclonal antibodies for the treatment of human disease, including cancer. The other two patents asserted against us relate to preparations of specific kinds of monoclonal antibodies which are made more stable and the methods by which such preparations are made. We have been served with the complaint. The complaint fails to specify which of our products or methods of manufacture are allegedly infringing the four patents at issue. However, we believe that the suit relates to the manufacture, use and sale of our Herceptin and Rituxan antibody products. On July 19, 1999, we filed our answer to Glaxo Wellcome's complaint, and in our answer we also stated counterclaims against Glaxo Wellcome. On or about January 10, 2000, Glaxo Wellcome filed a request with the Court to add additional patent infringement claims to the suit under Glaxo Wellcome's U.S. Patent No. 5,633,162. We opposed that request; the Court has not yet made a decision whether to grant Glaxo Wellcome's request. The Court has scheduled the trial of this suit to begin on January 29, 2001.

We and the City of Hope Medical Center are parties to a 1976 agreement relating to work conducted by two City of Hope employees, Arthur Riggs and Keiichi Itakura, and patents that resulted from that work, which are referred to as the "Riggs/Itakura Patents." Since that time, Genentech has entered into license agreements with various companies to make, use and sell the products covered by the Riggs/Itakura Patents. On August 13, 1999 the City of Hope filed a complaint against us in the Superior Court in Los Angeles County, California alleging that we owe royalties to the City of Hope in connection with these license agreements, as well as product license agreements that involve the grant of licenses under the Riggs/Itakura Patents. The complaint states claims for declaratory relief, breach of contract, breach of implied covenant of good faith and fair dealing and breach of fiduciary duty. On December 15, 1999, we filed our answer to the City of Hope's complaint. The judge has scheduled the trial of this suit to begin February 5, 2001.

On December 1, 1994, Genentech filed suit against BTG in the United States District Court in Delaware charging BTG with infringement of two Genentech patents applicable to its human growth hormone product. On February 28, 1995, Genentech filed an Amended Complaint against BTG alleging infringement of an additional Genentech patent. On January 6, 1995, BTG filed suit against Genentech in the United States District Court for the southern District of New York seeking declaratory judgements that those patents and another Genentech patent are invalid and not infringed by BTG. Genentech's suit in Delaware was then transferred to New York and consolidated with BTG's suit there. At the time of filing its suit and thereafter, BTG alleged various antitrust, abuse of process, civil rights, malicious prosecution and unfair competition claims against Genentech. All of those claims were dismissed by the District Court.

On August 10, 1995, the District Court issued a preliminary injunction which prohibited BTG, pending the Court's final determination of the action, from importing, making, using, selling, offering for sale or distributing in the United States BTG's human growth hormone products except for certain ongoing FDA approved clinical trials. BTG filed an appeal from the District Court's issuance of the preliminary injunction to the United States Court of Appeals for the Federal Circuit. On April 8, 1996, the Federal Circuit affirmed the preliminary injunction granted by the District Court. On May 20, 1996, the Federal Circuit denied BTG's petition for rehearing, and on October 7, 1996, the United States Supreme Court declined to review the case.

In 1999, the case was transferred to a different judge of the District Court for further proceedings. A jury trial of BTG's patent invalidity claim began on January 10, 2000. On January 18, 2000, the jury returned a verdict in our favor on a certain factual issue underlying BTG's invalidity claim, but the judge nevertheless entered judgment in favor of BTG and lifted the preliminary injunction that had been in effect against BTG since 1995. On February 23, 2000, we filed a motion with the

Federal Circuit requesting that the injunction against BTG be reinstated pending appeal and for an expedited appeal. On February 24, 2000, the Federal Circuit temporarily reinstated the injunction against BTG pending the Court's further review of the issues raised in our motion. In the event that the injunction is not maintained during the pendency of our appeal, or if our appeal is not successful, BTG could potentially enter the United States market with its human growth hormone product.

Based upon the nature of the claims made and the information available to date to us and our counsel through investigations and otherwise, we believe the outcome of these actions is not likely to have a material adverse effect on our financial position, result of operations or cash flows. However, were an unfavorable ruling to occur in any quarterly period, there exists the possibility of a material impact on the net income of that period.

In addition to the above, in April 1999, we agreed to pay $50 million to settle a federal investigation relating to our past clinical, sales and marketing activities associated with human growth hormone.

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

                                   MANAGEMENT

Our board consists of two Roche directors, Franz B. Humer and Jonathan K.C. Knowles, three independent directors, Herbert W. Boyer, Charles A. Sanders and Sir Mark Richmond, and one Genentech employee, Arthur D. Levinson, who is also the chairman of the board. However, Roche has the right at any time to obtain proportional representation on our board. See "Risk Factors--Roche, Our Controlling Stockholder, May Have Interests That Are Adverse to Yours." Our executive officers and directors and their respective ages and positions are as follows:

-----------------------------------------------------------------------------------------------------------
                  NAME                     AGE                            POSITION
-----------------------------------------------------------------------------------------------------------
Arthur D. Levinson, Ph.D. ...............  49    Chief Executive Officer and Chairman of the Board
Louis J. Lavigne, Jr. ...................  51    Executive Vice President and Chief Financial Officer
Susan D. Desmond-Hellmann, M.D.,           42    Executive Vice President--Development and Product
  M.P.H. ................................        Operations and Chief Medical Officer
Dennis J. Henner, Ph.D. .................  48    Senior Vice President--Research
Judith A. Heyboer........................  50    Senior Vice President--Human Resources
Stephen G. Juelsgaard....................  51    Senior Vice President--General Counsel and Secretary
James P. Panek...........................  46    Senior Vice President--Product Operations
W. Robert Arathoon, Ph.D. ...............  47    Vice President--Process Sciences
Joffre B. Baker, Ph.D. ..................  52    Vice President--Research Discovery
J. Joseph Barta..........................  52    Vice President--Quality
Stephen G. Dilly, M.D., Ph.D. ...........  40    Vice President--Medical Affairs
David Ebersman...........................  30    Vice President--Product Development
Robert L. Garnick, Ph.D. ................  50    Vice President--Regulatory Affairs
Paula M. Jardieu, Ph.D. .................  49    Vice President--Pharmacological Sciences
Sean A. Johnston, Ph.D...................  41    Vice President--Intellectual Property
Cynthia J. Ladd..........................  44    Vice President--Corporate Law and Assistant Secretary
Laura Leber..............................  37    Vice President--Corporate Communications
Walter K. Moore..........................  48    Vice President--Government Affairs
Diane L. Parks...........................  47    Vice President--Marketing
Kimberly J. Popovits.....................  41    Vice President--Sales
Daniel S. Sulzbach, Ph.D.................  50    Vice President--Information Resources
John M. Whiting..........................  44    Controller and Chief Accounting Officer
Franz B. Humer, Ph.D. ...................  53    Director of Genentech
Jonathan K.C. Knowles, Ph.D. ............  51    Director of Genentech
Herbert W. Boyer, Ph.D. .................  63    Director of Genentech
Sir Mark Richmond, Ph.D..................  68    Director of Genentech
Charles A. Sanders, M.D..................  67    Director of Genentech

All officers are elected annually by the Board of Directors.

Dr. Levinson, Mr. Lavigne, Dr. Desmond-Hellmann, Dr. Henner, Ms. Heyboer, Mr. Juelsgaard and Mr. Panek are members of our management executive committee.

                            RELATIONSHIP WITH ROCHE

HISTORY OF OWNERSHIP

On September 7, 1990, a wholly owned subsidiary of Roche was merged with and into Genentech. Pursuant to the 1990 merger agreement, Genentech and Roche entered into a governance agreement that contained terms relating to our corporate governance after the 1990 merger. Pursuant to the 1990 governance agreement, our board of directors elected two nominees of Roche to serve on the Genentech board. On October 25, 1995, a second wholly owned subsidiary of Roche was merged with and into Genentech, and Genentech and Roche amended the 1990 governance agreement. In the 1995 merger, for our stockholders other than Roche, each share of common stock was converted into one share of our special common stock. Roche maintained the same percentage ownership of our equity as prior to the 1995 merger and continued to have the right to nominate only two directors to our board of directors under the amended governance agreement. The purpose of the conversion of the common stock into special common stock was (i) to establish a four-year period during which our publicly traded stock could be redeemed by us at Roche's option at specified prices per share ranging from $31.25 during the quarter ending December 31, 1995 to $41.25 during the quarter ending June 30, 1999 and (ii) to afford the holders of special common stock the right to require the purchase of all or a portion at the option of the holder of their shares of such stock at a price of $30.00 per share exercisable during the 30-business day period following June 30, 1999.

REDEMPTION OF THE SPECIAL COMMON STOCK

On June 30, 1999, we redeemed all of our common stock held by stockholders other than Roche at $41.25 per share in cash and retired all of the shares of special common stock including those held by Roche. As a result, Roche's percentage ownership of our outstanding common stock increased from approximately 65% to 100% and our then existing governance agreement terminated, except for provisions relating to indemnification and stock options, warrants and convertible securities.

OFFERINGS OF, AND NOTES EXCHANGEABLE FOR, OUR COMMON STOCK

On July 23, 1999, Roche completed a public offering of 44 million shares of our common stock. In connection with that offering, we amended our certificate of incorporation and bylaws and entered into an affiliation agreement with Roche, described below. On October 26, 1999, Roche completed a public offering of 40 million shares of our common stock. Upon completion of that offering, Roche's percentage ownership of our outstanding common stock was reduced to 66.4%. On January 19, 2000, Roche completed an offering of zero-coupon notes which are exchangeable for an aggregate of 6,517,309 shares of our common stock held by Roche.

ARRANGEMENTS BETWEEN GENENTECH AND ROCHE

As a result of the redemption of the special common stock, the then existing governance agreement between Genentech and Roche terminated, except for provisions relating to indemnification and stock options, warrants and convertible securities. Subsequently, we entered into an affiliation agreement with Roche that enabled our current management to conduct our business and operations as we had done in the past while at the same time reflecting Roche's ownership interest in us. The affiliation agreement is for the exclusive benefit of Roche and can be amended at any time by Roche and us. We expect to file amendments to the bylaws, affiliation agreement and licensing agreement that would, until we have repurchased shares of our common stock as required by the affiliation agreement, exclude from the calculation of Roche's ownership percentage for purposes of determining Roche's rights under the bylaws, affiliation agreement and licensing agreement any dilution due to new stock issuances (other than any stock issuances due to any share subdivision, share combination, share dividend, share exchange, reclassification, merger, consolidation or similar transaction or event).

Our certificate of incorporation provides that the provisions in our bylaws described below under "--Composition of Board of Directors," "--Roche's Right to Proportional Representation," "--Membership of Committees" and "--Nomination of Directors" may be repealed or amended only by a 60% vote of our stockholders, except for Roche's right to nominate a number of directors proportional to Roche's ownership interest rounded down to the next whole number until Roche's ownership interest is less than 5%, which may be repealed or amended only by a 90% vote of our shareholders. The provisions of the affiliation agreement described below under "--Roche Approval Required for Certain Actions" and "--Licensing and Marketing Arrangements" terminate upon Roche owning less than 40% of our stock.

For purposes of the following provisions, an independent director is a director who is not:

     - one of our officers; or

     - an employee, director, principal stockholder or partner of Roche or any affiliate of Roche or an entity that was dependent upon Roche for more than 10% of its revenues or earnings in its most recent fiscal year.

Composition of Board of Directors
Our board consists of six members: two nominees of Roche, one executive officer of Genentech who is nominated by the nominating committee of the board and up to three independent directors nominated by the nominating committee. Directors are elected to serve one year terms or until their successors are elected and qualified. At all times our board will include at least two independent directors and one executive officer of Genentech.

Roche's Right to Proportional Representation
We have agreed that upon Roche's request Roche will be immediately entitled to representation on our board proportional to its ownership interest in our common stock. Roche will be entitled to have the number of Roche designated directors equal to the percentage of our common stock owned by Roche times the total number of directors, rounded up to the next whole number if Roche's ownership interest is greater than 50% and rounded down if Roche's ownership percentage is less than or equal to 50%. Upon Roche's request, we will immediately take action to cause the size of our board to be increased and to cause our board to fill the vacancies by electing Roche nominees in order to achieve Roche's proportional representation. If Roche's ownership interest of our common stock drops below 40%, Roche will cause its directors to resign to the extent its representation is in excess of its proportional ownership interest. The number of directors who are required to resign upon such event shall be rounded up to the next whole number. Roche shall thereafter be entitled to nominate a number of directors which is proportional to Roche's ownership interest rounded down to the next whole number, until Roche's ownership interest is less than 5%.

Membership of Committees
We have five standing committees of the board: a Nominating Committee, an Executive Committee, an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Roche is entitled upon request to its proportional representation on each committee. Roche's committee members may designate another Roche director to serve as their alternates on any committee.

The nominating committee shall at all times have three members. At any time that Roche owns 80% or more of the total voting power of our stock, the nominating committee shall include two nominees of Roche and one of the independent directors. At any time that Roche owns less than 80% of the total voting power of our stock, the nominating committee shall (1) include a number of nominees of Roche that is equal to the percentage owned by Roche of the total voting power of our common stock times three, rounded up to the next whole number if Roche's total voting power is greater than 50% and rounded down to the next whole number if Roche's total voting power is less than or equal to 50% provided that Roche shall at no time have more than two nominees and, provided further that if the reason for Roche owning less than 80% of the total voting power is as result of a breach of our obligations described under "--Tax Matters" below, the nominating committee shall include two nominees of Roche and (2) include a number of independent directors equal to three minus the number of nominees of Roche as determined pursuant to clause (1) above.

Nomination of Directors
The nomination of any person for director requires the approval of a majority of the members of the nominating committee.

Roche Approval Required for Certain Actions
Without the prior approval of the directors designated by Roche, we have agreed not to approve:

     - any acquisition that would constitute a substantial portion of our business or assets;

     - any sale, lease, license, transfer or other disposal of all or a substantial portion of our business or assets other than in the ordinary course of our business;

     - any issuance of capital stock except (1) issuances of capital stock pursuant to employee incentive plans not exceeding 5% of our voting stock, (2) issuances of capital stock upon the exercise, conversion or exchange of any of our outstanding capital stock, and (3) other issuances of capital stock not exceeding 5% of our voting stock in any 24 month period; and

     - any repurchase or redemption of our capital stock other than redemption required by the terms of any security and purchases made at fair market value in connection with any of our deferred compensation plans.

For purposes of the first and second bullet points in this paragraph, unless a majority of the board of directors have made a contrary determination in good faith, a "substantial portion of our business or assets" shall mean a portion of our business or assets accounting for 10% or more of our and our consolidated subsidiaries' consolidated total assets, contribution to net income or revenues.

Following a request by Roche for proportional representation on the board, until the Roche designees take office as directors we may not take any action other than in the ordinary course of business without the consent of Roche.

Licensing and Marketing Arrangements
Except as otherwise provided in the marketing and licensing agreement with Hoffmann-La Roche described under "Business -- Licensing Agreements with F. Hoffmann-La Roche Ltd," we have agreed that we will not enter into any material licensing or marketing agreement with respect to any products, processes, inventions or developments subject to that agreement unless we first negotiate in good faith with Roche for a reasonable period of not less than three months and not more than six months with a view towards reaching a mutually beneficial licensing or marketing agreement.

Registration Rights
We have agreed that, upon Roche's request, we will file one or more registration statements under the Securities Act in order to permit Roche to offer and sell shares of our common stock. We have agreed to use our best efforts to facilitate the registration and offering of those shares designated for sale by Roche.

We have the right to postpone the filing or effectiveness of a registration statement for a period of up to 60 days in any 12-month period if:

     - in the reasonable good faith judgment of our board, fulfillment of our obligations would require us to make disclosures that would be detrimental to Genentech and premature; or

     - we have filed a registration statement with respect to securities to be distributed in an underwritten public offering and we have been advised by the lead or managing underwriter that an offering by Roche would materially and adversely affect the distribution of our securities.

Generally, all expenses incident to the performance by us of our obligations with respect to the registration of Roche's shares of our common stock will be paid by us except that Roche has agreed to pay certain expenses to be directly incurred by Roche, including underwriting fees, discounts and commissions and counsel fees. In addition, we are only required to pay for two registrations within a 12-month period. We and Roche each have agreed to customary indemnification and contribution provisions with respect to liability incurred in connection with these registrations.

Dispositions by Roche
If Roche and its affiliates sell their majority ownership of shares of our common stock to a successor, Roche has agreed that it will cause the successor to purchase all shares of our common stock not held by Roche:

     - if the consideration is composed entirely of either cash or equity traded on a U.S. national securities exchange, with consideration in the same form and amounts per share as received by Roche and its affiliates; and

     - in any other case, with consideration either in the same form and amounts per share as received by Roche and its affiliates or with consideration that has a value per share not less than the weighted average value per share received by Roche and its affiliates as determined by an investment bank of nationally recognized standing appointed by a committee of independent directors.

Roche has agreed to cause the buyer to agree to be bound by the obligations described in the preceding paragraph as well as the obligations described under "--Business Combinations with Roche" and "--Compulsory Acquisitions" below. We have agreed that the buyer shall be entitled to succeed to Roche's rights described under "--Roche's Right to Proportional Representation."

Business Combinations with Roche
Roche has agreed that as a condition to any merger of Genentech with Roche or its affiliates or the sale of substantially all of our assets to Roche or its affiliates, that either:

     - the merger or sale must be authorized by the favorable vote of a majority of the shares of common stock voting at any meeting not owned by Roche, provided that no person or group shall be entitled to cast more than 5% of the votes cast at the meeting; or

     - in the event such a favorable vote is not obtained, the value of the consideration to be received by the holders of our common stock, other than Roche, shall be equal to or greater than the average of the means of the ranges of fair values for the common stock as determined by two investment banks of nationally recognized standing appointed by a committee of independent directors.

Roche has agreed that it will not sell any shares of our common stock in the 90 days immediately preceding any proposal by Roche for a merger with us.

Roche has also agreed that in the event of any merger of Genentech with Roche or its affiliates or sale of substantially all of our assets to Roche or its affiliates, each unvested option then outstanding under our stock option plans will:

     - be accelerated so that each option shall become exercisable immediately prior to the consummation of the transaction for the full number of shares of common stock covered by the option;

     - become exchangeable upon the consummation of the transaction for deferred cash compensation, which vests on the same schedule as the shares of common stock covered by the option, having a value equal to the product of (A) the number of shares covered by the option and (B) the amount which Roche, in its reasonable judgment, considers to be equivalent in value to the consideration per share received by holders of shares of common stock other than Roche in the transaction, minus the exercise price per share under the option; or

     - be canceled in exchange for a replacement option to purchase stock of the surviving corporation in the transaction with the terms of the option to provide value equivalent, as determined by Roche in its reasonable discretion, to that of the canceled option.

Compulsory Acquisitions
If Roche owns more than 90% of our common stock for more than two months, Roche has agreed to, as soon as reasonably practicable, effect a merger of Genentech with Roche or an affiliate of Roche.

The merger shall be conditioned on the vote or the valuation described under the first two bullets of "--Business Combinations with Roche" above.

If such merger occurs, each unvested option outstanding under our stock option plans shall be treated as set forth under "--Business Combinations by Roche" above.

ROCHE'S RIGHT TO MAINTAIN ITS PERCENTAGE OWNERSHIP INTEREST IN OUR STOCK

The affiliation agreement requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. We are required to repurchase a sufficient number of shares pursuant to this program to ensure that, with respect to any issuance of common stock by us in the future, the percentage of our common stock owned by Roche immediately after such issuance will be no lower than Roche's lowest percentage ownership of our common stock at any time after the offering of common stock occurring in July 1999 but prior to the time of such issuance, except that we may issue shares up to an amount that would cause Roche's lowest percentage ownership to be no more than 2% below the "Minimum Percentage." The Minimum Percentage equals a fraction (expressed as a percentage) where the numerator is the lowest number of shares of our common stock owned by Roche since the July 1999 offering (to be adjusted in the future for dispositions of shares of our common stock by Roche, including this offering), and the denominator is 254,597,176, which is the number of shares of our common stock outstanding at the time of the July 1999 offering adjusted for the two-for-one split of our common stock in November 1999. Each of the numerator and denominator are to be adjusted in the future for stock splits or stock combinations. As long as Roche's percentage ownership is greater than 50%, prior to issuing any shares, we must repurchase a sufficient number of shares of our common stock to ensure that, immediately after its issuance of shares, Roche's percentage ownership will be greater than 50%. We have also agreed, upon Roche's request, to repurchase shares of our common stock to increase Roche's ownership to the Minimum Percentage. Roche currently owns approximately 65.6% of our common stock and will own approximately 58.9% of our common stock following completion of this offering. In addition, we are required to provide information to Roche each month, or more frequently if requested, regarding the status of the repurchase program and previous and expected future issuances of common stock by us, and we also will be obligated to notify Roche the day after the number of shares of common stock issued in a month equals or exceeds 500,000. Our obligations with respect to this stock repurchase program will terminate upon Roche owning less than 40% of our stock.

Furthermore, Roche has (i) a continuing option (which is assignable by Roche to any of its affiliates) to buy from us, prior to the occurrence of any event that could result in a decrease in the percentage of common stock owned by Roche and its affiliates, a sufficient amount of common stock to ensure that Roche and its affiliates maintain the percentage ownership of our common stock owned by them (which percentage ownership will be 58.9% after the completion of this offering), and (ii) a continuing option (which is assignable by Roche to any of its affiliates) to buy from us 80% of any class of stock issued by us other than common stock, in each case with a price per share equal to either the average of the last sale price on each of the five immediately preceding trading days on a U.S. national securities exchange on which the shares are traded or, if the sale prices are unavailable, the value of the shares determined in accordance with procedures reasonably satisfactory to Roche and us.

These provisions of the affiliation agreement may have the effect of limiting our ability to use our capital stock as consideration for acquisitions.

TAX SHARING AGREEMENT

From the redemption of our special common stock in June 1999 until Roche completed its public offering of our common stock in October 1999, we were included in Roche's U.S. consolidated federal income tax group and included with Roche and/or one or more Roche subsidiaries in consolidated or combined income tax groups for certain state and local tax jurisdictions. Effective upon the consummation of the public offering on October 1999, we ceased to be a member of the consolidated federal income tax group (and certain consolidated or combined state or local income tax groups) of which Roche is the common parent.

Pursuant to our tax sharing agreement with Roche, we and Roche are to make payments such that, with respect to the period during which we are a member of a Roche consolidated or combined group, the net amount paid by us on account of consolidated or combined income taxes (including any amounts determined to be due as a result of a redetermination of the consolidated or combined income tax liability of a Roche group by reason of an audit by a taxing authority) will be determined as if we had filed separate, stand-alone federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns rather than a consolidated subsidiary of Roche. Such stand-alone tax returns will be prepared on a basis as if we were an independent taxpayer with no affiliation with Roche.

Under applicable law, for periods during which we are a member of a consolidated or combined group of which Roche is the parent, Roche will continue to have all of the rights and obligations of a parent of a consolidated federal income tax group (and similar rights provided for by applicable state and local law with respect to a parent of a consolidated or combined group), including: sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state and local income tax returns (or amended returns); the power, in Roche's sole discretion, to contest or compromise any asserted consolidated or combined tax adjustment or deficiency and to file, litigate or compromise any claim for refund of a consolidated or combined tax on behalf of us; and the authority to act as the sole and exclusive agent for us in any and all other matters relating to consolidated or combined tax liabilities. However, Roche and us have agreed to cooperate under the tax sharing agreement to assist in the defense of claims relating to us.

Each member of a consolidated group is severally liable for the federal income tax liability of the group. Accordingly, although the tax sharing agreement determines tax liabilities between us and Roche, we could be liable in the event that any federal tax liability is incurred by Roche's consolidated federal income tax group with respect to the period during which we were a member of such consolidated group (including the portion of Roche's 1999 taxable year following the completion of its October 1999 offering of our common stock) and such liability has not been discharged by Roche or its other subsidiaries. Similarly, we could be liable in the event that a state or local tax liability is incurred by a Roche consolidated or combined state or local tax group but is not discharged by Roche or its other subsidiaries. Roche is required, under the terms of the tax sharing agreement, to indemnify us for any tax liability of a Roche consolidated or combined group that we must pay to a taxing authority, except to the extent that such tax liability is attributable (as determined under the principles described above relating to the computation of tax sharing payments by us to Roche) to us and we have not yet made a corresponding tax sharing payment to Roche.

THE FUTURE OF GENENTECH

Roche acquired a 60% equity interest in us in 1990 because Roche believed that the acquisition presented Roche with an opportunity to expand its investment in biotechnology with a leading biotechnology enterprise--Genentech. It continues to be the view of the board of directors of Roche that its investment in Genentech is a worthwhile, long-term investment. The board of directors of Roche also believes that its contractual agreements with us provide an opportunity for both Roche and us to benefit from enhanced development and marketing of our products outside the United States and that our innovative products can increasingly benefit from Roche's global marketing, development and sales resources. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, there can be no assurance that Roche will not institute a new business plan in the future. See "Risk Factors--Roche, Our Controlling Stockholder, May Have Interests That Are Adverse to Yours."

                              SELLING STOCKHOLDER

The following table sets forth certain information as of February 29, 2000 regarding the beneficial ownership of common stock by Roche. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities and options that are exercisable within 60 days. The person named below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by it.

                                                        ------------------------------------------------------
                                                        SHARES BENEFICIALLY OWNED    SHARES BENEFICIALLY OWNED
                                                            PRIOR TO OFFERING             AFTER OFFERING
                                                        -------------------------    -------------------------
         NAME AND ADDRESS OF BENEFICIAL OWNER             NUMBER       PERCENTAGE      NUMBER       PERCENTAGE
         ------------------------------------           -----------    ----------    -----------    ----------
Roche Holdings, Inc. .................................  170,597,176       65.6%      153,297,176       58.9%
  One Commerce Center, Suite 1050
  Wilmington, DE 19801

In addition, Roche has granted the underwriters an option to purchase an additional 1,700,000 shares of common stock to cover over-allotments. If the underwriters exercise this option in full, Roche will own 58.3% of our outstanding common stock after this offering.

In January 2000, Roche completed an offering of zero-coupon notes which are exchangeable for an aggregate of 6,517,309 shares of our common stock held by Roche, or 2.5% of our outstanding common stock as of February 29, 2000.

                  MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, Genentech ordinarily will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

Under United States Treasury Regulations applicable to dividends paid after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide an Internal Revenue Service Form W-8 BEN certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 or, after December 31, 2000, a Form W-8 ECI, stating that the dividends are so connected is filed with Genentech. Instead, the effectively connected dividends will be subject to regular United States income tax in the same manner as if the Non-U.S. Holder were a United States resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

Generally, Genentech must report to the United States Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the United States Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to Genentech.

Under current United States federal income tax law, backup withholding generally does not apply to dividends paid on or before December 31, 2000 to a Non-U.S. Holder at an address outside the United States, unless the payer has knowledge that the payee is a U.S. person. Under the regulations described above, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

GAIN ON DISPOSITION OF COMMON STOCK

A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the

United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) Genentech is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. Genentech believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF COMMON STOCK

Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of our common stock effected by or through a United States office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is
(i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, or (iv) effective after December 31, 2000, a foreign partnership (A) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business.

Effective after December 31, 2000, backup withholding will apply to a payment of those disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                        SHARES ELIGIBLE FOR FUTURE SALE

The 17,300,000 shares of our common stock sold in this offering, along with the 84,000,000 shares sold in the July and October 1999 offerings, will be freely tradable without restriction under the Securities Act of 1933 except for any such shares which may be acquired by one of our affiliates as that term is defined in Rule 144 promulgated under the Securities Act of 1933, which shares will remain subject to the resale limitations of Rule 144.

The shares of our common stock that will continue to be held by Roche after the offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Roche in the open market after this offering, subject to certain contractual lockup provisions and the applicable requirements of Rule 144, both of which are described below.

Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions within any three month period a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of common stock; and

     - the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to certain post-sale notice requirements and the availability of current public information about us.

In the event that any person other than Roche who is deemed to be our affiliate purchases shares of our common stock pursuant to this offering or acquires shares of our common stock pursuant to one of our employee benefit plans, the shares held by such person are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not our affiliates are thereafter freely tradable without restriction.

Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock. Subject to the lock-up agreement discussed in the next paragraph, any shares sold in this offering will be eligible for immediate resale in the public market without restrictions by persons other than our affiliates. Our affiliates would be subject to the restrictions of Rule 144 described above.

We and Roche have agreed that, without the prior written consent of J.P. Morgan Securities Inc. on behalf of the underwriters, neither of us will, during the period ending 90 days after the date of this prospectus, sell or otherwise, dispose of any shares of our common stock, subject to certain exceptions. For a more detailed description of the terms of this agreement, see "Underwriting."

We have agreed that, upon Roche's request, we will file one or more registration statements under the Securities Act in order to permit Roche to offer and sell shares of our common stock. For a more detailed description of Roche's registration rights, see "Relationship with Roche--Arrangements between Genentech and Roche--Registration Rights."

Options representing an aggregate of 19,046,403 shares of our common stock have been issued under our stock option plans, of which options representing 4,590,894 shares of our common stock were exercisable as of February 29, 2000. The shares issued pursuant to our stock option plans are freely tradable, subject to the restrictions on resale by affiliates under Rule 144 discussed above.

                                  UNDERWRITING

The underwriters named below, for whom J.P. Morgan Securities Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Warburg Dillon Read LLC, FleetBoston Robertson Stephens Inc. and Lehman Brothers Inc. are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among them, the selling stockholder and us, to purchase from the selling stockholder, and the selling stockholder has agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite their names below:

                                                              ----------
                                                                NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ----------
J.P. Morgan Securities Inc..................................
Goldman, Sachs & Co. .......................................
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................
Warburg Dillon Read LLC.....................................
FleetBoston Robertson Stephens Inc. ........................
Lehman Brothers Inc. .......................................
                                                              ----------
          Total.............................................  17,300,000
                                                              ==========

The nature of the underwriters' obligations under the underwriting agreement is such that all of the common stock being offered, excluding shares covered by the over-allotment option granted to the underwriters, must be purchased if any are purchased.

The representatives of the underwriters have advised us that the several underwriters propose to offer the common stock to the public at the public offering price set forth on the cover page of this prospectus and may offer the common stock to selected dealers at such price less a concession not to exceed
$       per share. The underwriters may allow, and such dealers may reallow, a
concession to other dealers not to exceed $       per share. After the initial
offering of the common stock, the public offering price and other selling terms may be changed by the representatives.

The selling stockholder has granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,700,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby. If the underwriters purchase any such additional shares pursuant to the option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The underwriters may exercise the option only to cover over-allotments, if any, made in connection with the distribution of the common stock offered hereby.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by the selling stockholder, assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                              -----------------------------
                                                              NO EXERCISE     FULL EXERCISE
                                                              ------------    -------------
  Per share.................................................  $               $
  Total.....................................................  $               $

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

We estimate that the total expenses of this offering, excluding underwriting
discounts, will be $     million. Roche has agreed to pay all expenses in
connection with this offering.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, shares of common stock in the open market to cover syndicate shorts or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing shares of common stock in this offering, if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the selling stockholder have agreed, with certain exceptions, that during the period beginning from the date of this prospectus and continuing and including the date 90 days after the date of this prospectus, neither of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequences of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option and restricted stock plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc.

It is expected that delivery of the shares will be made to investors on or about
March   , 2000.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with us, Roche and our affiliates.

                                 LEGAL MATTERS

Certain legal matters relating to the shares of common stock offered hereby will be passed upon for Roche and Genentech by Davis Polk & Wardwell, New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

The consolidated financial statements of Genentech, Inc. incorporated by reference in Genentech, Inc.'s Annual Report (Form 10-K) for the year ended December 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein and in the registration statement by reference. Such consolidated financial statements are incorporated herein and in the registration statement by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the shares of common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings.

You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. We file our SEC materials electronically with the SEC, so you can also review our filings by accessing the website maintained by the SEC at http://www.sec.gov. This website contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information. We have previously filed the following documents with the SEC and incorporate them by reference into this prospectus:

     1. Our annual report on Form 10-K for the year ended December 31, 1999;

     2. Our current report on Form 8-K dated January 14, 2000; and

     3. The description of our capital stock under the caption "Description of Capital Stock" in our registration statement on Form 8-A (File No. 1-09813).

We also incorporate by reference all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares being offered in this prospectus are sold.

We will provide without charge to each person to whom a prospectus is delivered, including any beneficial owner, a copy of any or all of the information that has been incorporated by reference in this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to Genentech, Inc., 1 DNA Way, South San Francisco, California 94080, Attention Investor Relations (650) 225-1260.

                                  [Genentech]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                                              ----------
                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
Registration fee............................................  $1,072,170
NASD Filing fee.............................................      30,500
Transfer agent's fees.......................................           *
Printing and engraving expenses.............................           *
Legal fees and expenses.....................................           *
Accounting fees and expenses................................           *
Miscellaneous...............................................           *
                                                              ----------
          Total.............................................  $        *
                                                              ==========

---------------
* To be filed by amendment.

Each of the amounts set forth above, other than the registration fee and the NASD filing fee, is an estimate. Roche Holdings, Inc. has agreed to pay all expenses in connection with this offering.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation limits, to the fullest extent permitted by Delaware corporate law, the personal liability of directors for monetary damages for breach of their fiduciary duties.

Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Our board of directors may provide similar indemnification to our officers, employees and agents as they deem appropriate and as authorized by Delaware law. We may purchase insurance on behalf of any director, officer, employee or agent against any expense incurred by such person in his or her capacity.

Our certificate of incorporation also provides that Roche and the officers or directors of Roche will not be presumed liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty, failure to act in the best interests of Genentech, or receipt of any improper personal benefit, simply because Roche or any director or officer of Roche, in good faith, takes any action, exercises any right or gives or withholds any consent with respect to any agreement or contract between Roche and Genentech.

In addition, Roche will not be liable to us or our stockholders for breach of any fiduciary duty if Roche pursues or acquires a potential corporate opportunity of ours or does not inform us of a potential corporate opportunity. If a director, officer or employee of Genentech who is also a director, officer or employee of Roche knows of a potential transaction or matter that may be a corporate opportunity both for Genentech and Roche, the director, officer or employee is entitled to offer the corporate opportunity to us or Roche as the director, officer or employee deems appropriate under the circumstances in his sole discretion, and no such director, officer or employee will be liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in our best interests or the derivation of any improper personal benefit by reason of the fact that such director, officer or employee offered such corporate opportunity to Roche (rather than to us) or did not communicate information regarding such corporate opportunity to us, or Roche pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate the corporate opportunity to us.

Neither Roche nor any officer or director thereof shall be liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) our best interests or the derivation of any improper personal benefit by reason of the fact that Roche or an officer of director thereof in good faith takes any action or exercises any rights or gives or withholds any consent in connection with any agreement or contract between Roche and Genentech. No vote cast or other action taken by any person who is an officer, director or other representative of Roche, which vote is cast or action is taken by such person in his capacity as a director of Genentech, shall constitute an action of or the exercise of a right by or a consent of Roche for the purpose of any such agreement or contract.

ITEM 16.  EXHIBITS

(a) The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1      --   Form of Underwriting Agreement*
   5      --   Opinion of Davis Polk & Wardwell*
  23.1    --   Consent of Ernst & Young LLP, Independent Auditors
  23.2    --   Consent of Davis Polk & Wardwell (included in Exhibit 5)*
  24.1    --   Power of Attorney (included on signature page)**


---------------
* To be filed by amendment.

**  Previously filed.


ITEM 17.  UNDERTAKINGS

The undersigned hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 8th day of March, 2000.


                                        GENENTECH, INC.


                                        By:     /s/ STEPHEN G. JUELSGAARD

                                         ---------------------------------------

                                            Name: Stephen G. Juelsgaard


                                            Title: Senior Vice
                                                   President-General
                                                   Counsel and Secretary



Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                              TITLE                              DATE
                      ---------                                              -----                              ----

                          *                                 Principal Executive Officer and Director       March 13, 2000
-----------------------------------------------------
                 Arthur D. Levinson

                          *                                       Principal Financial Officer              March 13, 2000
-----------------------------------------------------
                Louis J. Lavigne, Jr.

                          *                                       Principal Accounting Officer             March 13, 2000
-----------------------------------------------------
                   John M. Whiting

                          *                                                 Director                       March 13, 2000
-----------------------------------------------------
                  Herbert W. Boyer

                          *                                                 Director                       March 13, 2000
-----------------------------------------------------
                   Franz B. Humer

                          *                                                 Director                       March 13, 2000
-----------------------------------------------------
                Jonathan K.C. Knowles

                          *                                                 Director                       March 13, 2000
-----------------------------------------------------
                 Charles A. Sanders

                          *                                                 Director                       March 13, 2000
-----------------------------------------------------
                    Mark Richmond

            By /s/ STEPHEN G. JUELSGAARD
 --------------------------------------------------
                Stephen G. Juelsgaard
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1      --   Form of Underwriting Agreement*
   5      --   Opinion of Davis Polk & Wardwell*
  23.1    --   Consent of Ernst & Young LLP, Independent Auditors
  23.2    --   Consent of Davis Polk & Wardwell (included in Exhibit 5)*
  24.1    --   Power of Attorney (included on signature page)**


---------------
* To be filed by amendment.

** Previously filed.